Osisko Gold Group Inc.
(formerly Osisko Development Corp.)

. . . . . . . . . . . . . . . . . .
Management's Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

The following management’s discussion and analysis ("MD&A") of the operations and financial position of Osisko Gold Group Inc. (formerly Osisko Development Corp.) and its subsidiaries ("Osisko Gold Group" or the "Company") for the three and nine months ended September 30, 2026 ("Q3 2026") should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements and related notes for the three and nine months ended September 30, 2026 and the Company’s audited consolidated financial statements and related notes for the years ended December 31, 2025 and 2024. The unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board and as applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. Management is responsible for the preparation of the unaudited condensed interim consolidated financial statements and other financial information relating to the Company included in this MD&A. Unless otherwise noted, all monetary amounts included in this MD&A are expressed in Canadian dollars, the Company's reporting and functional currency. Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the "Cautionary Note Regarding Forward-Looking Statements" section. This MD&A is dated as of November 11, 2026, the date the Board of Directors approved the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2026 and 2025, following the recommendation of the Company's Audit and Risk Committee.
Osisko Gold Group is a mineral exploration and development company focused on the acquisition, exploration and development of precious metals resource properties in continental North America. The Company exists under the Canada Business Corporations Act and is focused on developing its principal mining asset, the Cariboo Gold Project located in British Columbia, Canada (the "Cariboo Gold Project" or "CGP") as well as its Tintic project, located in Utah, U.S.A. (the "Tintic Project"). The common shares of the Company (the "Common Shares") are listed on the New York Stock Exchange ("NYSE") and the TSX Venture Exchange ("TSXV") under the symbol "OGG".
Non-IFRS Financial Measures
This MD&A contains certain non-IFRS (as defined herein) financial measures, including "all-in sustaining cost" (or "AISC"), "cash cost", "free cash flow" and "adjusted working capital". All-in sustaining cost per gold ounce is defined as production costs less silver sales plus general and administrative, exploration and other expenses, and sustaining capital expenditures divided by gold ounces sold. Cash costs are a non-IFRS financial measure reported by the Company on an ounces of gold sold basis. Cash costs include mining, processing, refining, general and administrative costs and royalties but exclude depreciation, reclamation, income taxes, capital costs and exploration costs. Free cash flow is calculated as cash flow from mine-site operating activities less capital expenditures. Management believes that such measures provide investors with an improved ability to evaluate the performance of the Company. Non-IFRS financial measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures employed by other companies. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS, such as cost of sales. For non-IFRS financial measures related to the feasibility study for the Cariboo Gold Project refer to the Cariboo Technical Report (as defined herein).
Adjusted working capital
The Company uses non-IFRS financial measures, including the adjusted working capital to supplement its unaudited condensed interim consolidated financial statements. The Company believes that this measure, together with measures determined in accordance with IFRS, provides investors with an improved ability to evaluate the underlying performance of the Company. The adjusted working capital does not have any standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures employed by other companies. The adjusted working capital is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
Adjusted working capital and restricted project funds
Adjusted working capital and restricted project funds is a non-IFRS financial measure calculated as adjusted working capital plus non-current restricted cash. Non-current restricted cash represents funds received for the construction of the Cariboo Gold Project that are held in Segregated Accounts (as defined herein). Management believes this measure provides investors with additional insight into the total financial resources committed to the development of the Cariboo Gold Project. The restricted cash is not available for general corporate purposes or to settle the Company’s current

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

obligations, and is dedicated for use in the advancement of the Cariboo Gold Project. Adjusted working capital and restricted project funds does not have any standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures employed by other companies. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The Company did not hold non-current restricted cash as at December 31, 2025.
The adjusted working capital is calculated as follows:

	September 30, 2026	December 31, 2025
(In thousands of dollars)	$	$

Current assets	1,143,837	479,811
Current liabilities	(390,465)	(331,851)
Working Capital	753,372	147,960
Derivative Asset (current asset)	(51,788)	—
Derivative Liability (current liabilities)	93,430	—
Warrant Liability (current liabilities)	132,418	225,000
Adjusted working capital	927,432	372,960
Non-current - restricted cash	368,406	—
Adjusted working capital and restricted project funds	1,295,838	372,960

Cautionary Note Regarding Forward-Looking Statements
Except for the statements of historical fact contained herein, the information presented in this MD&A constitutes "forward-looking information" within the meaning of applicable Canadian Securities Laws concerning the business, operations, plans and financial performance and condition of the Company (collectively, the "Forward-Looking Information"). Often, but not always, Forward-Looking Information can be identified by words such as "plans", "expects", "may", "should", "could", "will", "budget", "objective", "strategy", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", "potential", "proposed", or variations including negative variations thereof, of such words and phrases that refer to certain actions, events or results that may, could, would, might or will occur or be taken or achieved.
Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual plans, results, performance or achievements of the Company to differ materially from any future plans, results, performance or achievements expressed or implied by the Forward-Looking Information. Such factors include, among others: risks relating to capital markets and the availability of future financing, including project financing, on terms acceptable to the Company (or at all); the ability of the Company to meet its financial obligations as they become due; actual operating cash flows, free cash flows, operating costs and other costs differing materially from those anticipated; changes in project parameters and assumptions; project infrastructure requirements and anticipated processing methods, whether or not the capital and operating costs outlined in the Cariboo Technical Report, and subsequent capital obligation estimate update disclosed in Company's formal construction decision announcement on September 14, 2026, can be achieved, exploration expenditures differing materially from those anticipated; actual results of current and planned exploration activities; whether additional mineral resources will be developed as a result of the deeper drilling below the Cariboo mineral resource estimate, within the Cariboo mine area, and/or on exploration targets beyond the mine area; whether infill drilling of inferred mineral resources, after considering other modifying factors, will be successful in converting mineral resources to measured or indicated mineral resources and any resulting increases in the mineral reserves; whether the results of the Company's 13,000m infill drill program will confirm or vary from those in the current mineral resource estimate; whether the development of the Cariboo Gold Project, if successfully completed, will provide the basis for the establishment of a broader mining district camp, including development of multiple deposits; whether all required authorizations for the implementation of the Mines Act permits for the Cariboo Gold Project, including the license of occupation for the transmission line, will be received in a timely manner and not delay the project; whether an agreement will be completed, and on what terms, with Xatśūll First Nation; whether the Company's new water treatment plant and facilities will operate to expectations and meet permit conditions; whether current and planned test mining at Tintic will generate positive cash flow after deducting all costs; variations in mineral resources, mineral reserves, mineral production, grades or recovery rates or optimization efforts and sales; failure to obtain, or delays in obtaining, governmental approvals or financing or in the completion of development or construction activities; uninsured risks,

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

including, but not limited to, pollution, cave-ins or hazards for which insurance cannot be obtained; regulatory changes; defects in title; availability or integration of personnel, materials and equipment; risks relating to foreign operations; inability to recruit or retain management and key personnel; performance of facilities, equipment and processes relative to specifications and expectations; unanticipated environmental impacts on operations; community, non-governmental and governmental actions and the impact of stakeholder actions; market prices; production, construction and technological risks or capital requirements and operating risks associated with the operations or an expansion of the operations; dilution due to future equity financings, fluctuations in gold, silver and other metal prices and currency exchange rates; the potential impact of tariffs and other trade restrictions; uncertainty relating to future production and cash resources; inability to successfully complete new development projects, planned expansions or other projects within the timelines anticipated; inability to achieve the business objectives and project milestones as anticipated; results of additional work programs and exploration; adverse changes to market, political and general economic conditions or laws, rules and regulations applicable to the Company; outbreak of diseases and public health crises; the possibility of project cost overruns or unanticipated costs and expenses; accidents, labour disputes, community and stakeholder protests and other risks of the mining industry; failure of plant, equipment or processes to operate as anticipated; risk of an undiscovered defect in title or other adverse claim; factors discussed under the heading "Risks and Uncertainties" in this MD&A and "Risk Factors" in the Company's annual information form for the year ended December 31, 2025; and other risks, including those risks set out in the continuous disclosure documents of the Company, which are available on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under the issuer profiles of the Company.
In addition, Forward-Looking Information herein is based on certain assumptions and involves risks related to the business of the Company. Forward-Looking Information contained herein is based on certain assumptions, including, but not limited to, interest and exchange rates; the price of gold, silver and other metals; competitive conditions in the mining industry; title to mineral properties; financing and funding requirements; general economic, political and market conditions; and changes in laws, rules and regulations applicable to the Company. Forward-Looking Information in this MD&A also includes, without limitation, statements regarding: the construction of the Cariboo Gold Project following the Company's formal construction decision, including the anticipated 30-month construction period from August 1, 2026, first gold pour in Q1 2029 and commercial production in H2 2029; the go-forward capital obligation of approximately $990 million and the estimated sources and uses of capital through commercial production; the entering into of definitive documentation for the potential Prepay Facility (as defined herein) of up to US$120 million with Trafigura Canada Limited; the availability of equipment financing on the terms contemplated; the use of proceeds of the Senior Secured Notes (as defined herein), and the Convertible Notes (as defined herein); the Company's ability to service and refinance its indebtedness, including the Senior Secured Notes maturing October 1, 2031 and the Convertible Notes maturing June 15, 2031, and to comply with the covenants thereunder; the potential exercise of outstanding warrants; and the Company's assessment of its liquidity and ability to continue as a going concern. These statements assume, among other things, that construction will proceed substantially in accordance with the current schedule and budget, that the Company will be able to satisfy the conditions for disbursements from the segregated accounts established under the Senior Secured Notes, and that the Prepay Facility and equipment financing will be finalized on acceptable terms.
Although the Company has attempted to identify important factors that could cause plans, actions, events or results to differ materially from those described in Forward-Looking Information in this MD&A, there may be other factors that cause plans, actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate as actual plans, results and future events could differ materially from those anticipated in such statements or information.
Certain Forward-Looking Information and other information contained herein concerning the mining industry and the expectations of the Company are based on estimates prepared by the Company using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, these data are inherently imprecise. While the Company is not aware of any misstatement regarding any industry data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.
Readers are cautioned not to place undue reliance on Forward-Looking Information. All Forward-Looking Information in this MD&A is qualified by these cautionary statements.The Company disclaims any obligation to update any of the Forward-Looking Information herein, whether as a result of new information, future events or results or otherwise, except as required by law.

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates
The Company is subject to the reporting requirements of the applicable Canadian Securities Laws, and as a result reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources in accordance with Canadian reporting requirements, which are governed by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). As such, the information contained in this MD&A concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission.

1. OUR BUSINESS
Osisko Gold Group is a Canadian-based exploration and development company focused on past-producing properties located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer, through the development of its flagship, fully permitted Cariboo Gold Project, currently under construction in central British Columbia, and the advancement of a portfolio of other development projects and investments with potential for value creation. On September 14, 2026, the Board of Directors made a formal positive construction decision in respect of the Cariboo Gold Project, transitioning the Company from pre-construction to full-scale construction. As of September 30, 2026, the Company's principal mining asset is the Cariboo Gold Project, which is owned and operated through its wholly-owned subsidiary, Barkerville Gold Mines Ltd. ("Barkerville"). In addition, the Company's Tintic Project (including, the Trixie test mine) is owned and operated by its wholly-owned subsidiary, Tintic Consolidated Metals LLC ("Tintic").
As a development stage company, with its principal asset under construction, the Company does not generate sufficient cash flows from operations and has historically relied on equity and debt funding to maintain financial liquidity. Following the closing of the Senior Secured Notes (as defined herein) offering on September 30, 2026 and the Trafigura Equity Investment (as defined herein) on October 9, 2026, and taking into account the anticipated Prepay Facility (as defined herein) of up to US$120 million with Trafigura Canada Limited, equipment financing contemplated for the Cariboo Gold Project and the potential exercise of outstanding warrants, management believes that the Company has sufficient funding to complete the construction of the Cariboo Gold Project through to commercial production, currently anticipated in H2 2029, and to meet its obligations, commitments and forecasted expenditures through at least the next twelve months from the date of this MD&A. This assessment is based on the Company's current estimates of its go-forward capital obligation and other forecasted expenditures. In the event of material cost overruns, schedule delays or other changes to these estimates, the Company may require additional financing, and there can be no assurance that such financing would be available on terms favourable to the Company, if at all (refer to Section 7.3. Liquidity and Capital Resources).
The accompanying unaudited condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. On September 30, 2026, the Company completed the offering of US$600 million aggregate principal amount of 9.250% senior secured notes due 2031 (the "Senior Secured Notes"), the net proceeds of which were used to repay and terminate the 2025 Financing Facility (as defined below), fund a segregated interest reserve account and fund segregated disbursement accounts (collectively, the "Segregated Accounts") for the Cariboo Gold Project. As a result, the uncertainty previously associated with the US$350.0 million of subsequent draws under the 2025 Financing Facility, which remained subject to unsatisfied conditions precedent, no longer applies. Based on the working capital and adjusted working capital1 positions as at September 30, 2026, including the net proceeds of the Senior Secured Notes held in the Segregated Accounts, and the Company's forecasted expenditures, management believes that the Company has sufficient liquidity to meet its obligations, commitments and forecasted expenditures through at least twelve months from the date of this MD&A. Accordingly, management has concluded that there are no longer material uncertainties related to events or conditions that may cast substantial doubt upon the Company's ability to continue as a going concern and the material uncertainty disclosed in prior periods has been removed (refer to Section— 7.3 Liquidity and Capital Resources and Note 1 to the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2026 for more details).
(1) Refer to section "Non-IFRS Financial Measures".

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

2. FINANCIAL & OPERATING HIGHLIGHTS
The table below provides selected financial information relating to Osisko Gold Group's performance for the three and nine months ended September 30, 2026 and the relevant comparable period in 2025, adjusted to exclude operations from Sapuchi presented as discontinued activities (refer to Section 14— Discontinued Operations for more details):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
(In thousands of dollars)	$	$	$	$

Revenues	19,347	4,409	54,287	11,268
Operating income (loss)	3,773	(33,232)	2,198	(90,392)

Net income (loss) from continuing activities[2]	(57,679)	(141,261)	93,645	(220,703)
Net income (loss) from discontinued activities[1]	—	(9,021)	28,001	(14,313)
Net income (loss)	(57,679)	(150,282)	121,646	(235,016)

Basic net income (loss) per share from continuing operations	(0.19)	(0.75)	0.31	(1.43)
Diluted net income (loss) per share from continuing operations	(0.19)	(0.75)	(0.04)	(1.43)

Net cash flows provided by (used in) continuing operating activities	9,530	(2,619)	2,299	(33,145)
Net cash flows provided by (used in) discontinued operating activities[1]	—	(1,227)	190	(3,790)
Net cash flows provided by (used in) operating activities	9,530	(3,846)	2,489	(36,935)

Gold sold (ounces)	3,162	877	8,980	2,270
Table Notes:
1.The net income (loss) from discontinued activities and the net cash flows provided by (used in) discontinued operations are related to Sapuchi. Please refer to Section 14— Discontinued Operations for more details.
2.For the Nine Months Ended September 30, 2026 the 93,645 Net income (loss) from continuing activities is primarily attributable to change in fair value of warrant liability.

3. HIGHLIGHTS: Q3 2026
The following summarizes Osisko Gold Group's financial and operational highlights in Q3 2026:
3.1. Operations and financial information
3.1.1. Three months ended September 30, 2026 and 2025
Continuing activities
•In Q3 2026, the Company generated $19.3 million in revenue and generated an operating income of $3.8 million, compared to $4.4 million revenue and a $33.2 million operating loss in Q3 2025. The increase in revenue in Q3 2026 compared to Q3 2025 was primarily attributable to the sale of gold from the Tintic Project, from direct shipping of mineralized material. The improvement in operating results in Q3 2026 compared to Q3 2025 was primarily driven by the increase in revenue. Operating costs in Q3 2025 were also significantly elevated by a $23.7 million charge related to environmental rehabilitation obligations that were not associated with any recognized asset, a non-recurring item that did not repeat in Q3 2026.

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

•In Q3 2026, the Company incurred net loss of $57.7 million, compared to a net loss of $141.3 million in Q3 2025. The reduction in net loss was primarily driven by the improvement in operating income discussed above, and a significantly smaller loss on the change in fair value of the warrant liability of $25.6 million in Q3 2026, compared to $111.3 million in Q3 2025. The change in the fair value of the warrant liability in Q3 2026 reflects both the warrants exercised and fluctuations in key valuation inputs. There are no circumstances in which the Company would be required to pay any cash upon exercise or expiry of the warrants. These favourable variances were partially offset by a significant increase in finance costs and accretion expense to $31.8 million in Q3 2026 from $1.4 million in Q3 2025, primarily reflecting interest and accretion on the Convertible Notes issued during 2026, as well as a $20.9 million loss on extinguishment of the 2025 Financing Facility, comprising the write-off $16.0 million of unamortized transaction costs and $4.9 million prepayment premium incurred upon its repayment and termination
•The net cash flows provided by operating activities in Q3 2026 amounted to $9.5 million, compared to cash flows used in operating activities of $3.8 million in Q3 2025. The favorable variance is primarily driven by the increase in revenues during the period.
•Additions to mining interests, property, plant and equipment, as well as exploration and evaluation expenses, totaled $129.5 million in Q3 2026, compared to $11.2 million in Q3 2025. The increase was primarily due to the continued ramp-up of activities at the Cariboo Gold Project following the formal construction decision, including underground development (approximately 3.4 kilometers completed to date), commencement of earthworks at the Valley Portal, early works at the mine site complex, waste rock storage facility, sediment control pond and water treatment plant and procurement of long-lead items, as well as the Cariboo drilling programs, comprising regional surface exploration drilling at Proserpine, Yanks Peak and QR, surface drilling at CGP Deep and underground exploration drilling in the Lowhee zone. Borrowing costs capitalized to mining interests in Q3 2026, net of interest income earned on the temporary investment of the related borrowings, amounted to $6.8 million (nine months ended September 30, 2026 – $17.9 million; year ended December 31, 2025 – $10.1 million), reflecting a weighted average capitalization rate of 9.3%.
•Net cash inflows provided by financing activities amounted to $712.6 million in Q3 2026, compared to cash inflows of $369.4 million in Q3 2025. The increase is primarily attributable to the Senior Secured Notes offering completed on September 30, 2026, from which the Company received proceeds of $851.3 million, of which $648.6 million was deposited in restricted accounts, and $42.3 million received from an equity financing with Urion (as defined herein) for which shares had not yet been issued as at September 30, 2026. These inflows were partially offset by the repayment of approximately US$120.8 million ($171.4 million) to repay and terminate the 2025 Financing Facility. Financing inflows in Q3 2025 consisted mainly of $280.4 million from a private placement and $137.2 million in drawdowns under the 2025 Financing Facility.

3.1.2. Nine Months Ended September 30, 2026 and 2025
Continuing activities
•During the nine months ended September 30, 2026, the Company generated $54.3 million in revenue and incurred an operating income of $2.2 million, compared to $11.3 million in revenue and a $90.4 million operating loss in 2025. The increase in revenue in the nine months ended September 30, 2026 compared to 2025 was primarily attributable to the sale of gold from the Tintic Project, from direct shipping of mineralized material. The improvement in operating results was also significantly influenced by two non-recurring charges recorded in 2025 that did not repeat in 2026: a $25.3 million impairment charge related to the QR Mill recorded in Q1 2025, and a $23.7 million charge related to environmental rehabilitation obligations not associated with any recognized asset recorded in Q3 2025.
•During the nine months ended September 30, 2026, the Company incurred net income of $93.6 million, compared to a net loss of $220.7 million in 2025. The increase in net income was primarily driven by the improvement in operating results described above, combined with a gain on the change in fair value of the warrant liability of $94.3 million in the nine months ended September 30, 2026, compared to a loss of $135.2 million in 2025, driven by the same factors described in the Q3 2026 discussion above. There are no circumstances in which the Company would be required to pay any cash upon exercise or expiry of the warrants. The nine months ended September 30, 2026 also included an $18.5 million gain on the change in fair value of derivative instruments related to the Convertible Notes which had no comparable amount in 2025. Other income

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

increased to $17.0 million in 2026 from $10.0 million in 2025, primarily reflecting interest income. In accordance with the Company’s accounting policy for borrowing costs, interest income earned on the temporary investment of unspent proceeds from borrowings specifically incurred to fund the construction of the Cariboo Gold Project is offset against the borrowing costs capitalized to mining interests. All other interest income, including interest earned on proceeds from equity financings and on the Company’s general cash balances, continues to be recognized in other income.These favorable variances were partially offset by a significant increase in finance costs and accretion expense to $36.3 million in the nine months ended September 30, 2026 from $5.5 million in 2025, driven by the same factors described in the Q3 2026 discussion above.
•The net cash flows provided by operating activities in the nine months ended September 30, 2026 amounted to $2.5 million, compared to cash flows used in operating activities of $36.9 million in 2025. The favorable variance is primarily driven by the increase in revenues during the period.
•Additions to mining interests, property, plant and equipment, as well as exploration and evaluation expenses, totaled $299.4 million in the nine months ended September 30, 2026, compared to $39.8 million in 2025. The increase was primarily due to the ramp-up of activities at the Cariboo Gold Project, following the final construction decision, and exploration activities as discussed above.
•Net cash inflows provided by financing activities amounted to $1,280.7 million in the nine months ended September 30, 2026, compared to cash inflows of $366.6 million in 2025. The increase in cash inflows in 2026 was attributable to financing transactions completed during 2026, including gross proceeds of US$143.8 million ($196.2 million) from the February 2026 Offering, $38.8 million from the exercise of warrants, options and other share issuances, gross proceeds of US$300 million ($414.3 million) from the May 2026 Convertible Notes offering, proceeds of $851.3 million from the September 2026 Senior Secured Notes offering, of which $648.6 million was deposited in restricted accounts, and $42.3 million received from an equity financing with Urion for which shares had not yet been issued as at September 30, 2026. These inflows were partially offset by the repayment of approximately US$120.8 million ($171.4 million) to repay and terminate the 2025 Financing Facility and $44.3 million in share issue expenses and financing fees.
Three months ended September 30, 2026:
3.2. Financing Updates
•On August 20, 2026, Barkerville entered into an amended and restated credit agreement with funds advised by Appian Capital Advisory Limited in respect of the US$450 million 2025 Financing Facility for the Cariboo Gold Project. The amendment provided more favorable covenants, lowered the overall cost of capital, and extended by 12 months the Company’s option to settle accrued interest in kind. The 2025 Financing Facility was repaid and terminated on September 30, 2026, using proceeds from the Senior Secured Notes offering.
•On September 14, 2026, the Company and Barkerville entered into agreements with Trafigura Canada Limited ("Trafigura") and Urion Investments Holdings Limited ("Urion"), an affiliate of Trafigura, comprising: (i) a subscription agreement for 9,554,141 Common Shares at US$3.14 per Common Share for gross proceeds of approximately US$30 million (the "Trafigura Equity Investment"); (ii) offtake agreements for 100% of the gold concentrate (or until 80,000 dry metric tons are delivered) and gold doré for the first four years of production at the Cariboo Gold Project (the "Offtake Agreements"); and (iii) non-binding terms and an exclusivity period in respect of a potential subordinated gold prepayment facility of up to US$120 million and a further six years of offtake (the "Prepay Facility") (refer to Section— 8.2 Financings).
•On September 23, 2026, the Company priced an upsized offering of US$600 million (from US$500 million) aggregate principal amount of 9.250% Senior Secured Notes due 2031, and on September 30, 2026, closed the offering. Net proceeds of approximately US$577.0 million were used to repay all amounts outstanding and terminate all commitments under the 2025 Financing Facility with Appian (totalling approximately US$120.8 million), fund a segregated interest reserve account equal to the first five interest payments on the Senior Secured Notes, and fund segregated disbursement accounts to advance the Cariboo Gold Project (refer to Section— 8.2 Financings).

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

3.3. Corporate Updates
•On July 14, 2026, the Company's name change to "Osisko Gold Group Inc." became effective, and on July 20, 2026, the Common Shares began trading under the new symbol "OGG" on each of the TSXV and the NYSE stock exchanges. The trading symbols for the Company's listed warrants also changed effective July 20, 2026: (i) warrants trading under "ODVWZ" on the Nasdaq Stock Market and "ODV.WT.U" on the TSXV changed to "OGGWZ" and "OGG.WT.U", respectively; and (ii) warrants trading on the TSXV under "ODV.WT.A" and "ODV.WT.V" changed to "OGG.WT.A" and "OGG.WT.V", respectively.
•On August 25, 2026, the Company announced that Alexander Dann had advised the Company of his intention to retire and would be stepping down from his role as Chief Financial Officer ("CFO") and Vice President, Finance. As part of the Company's planned leadership succession process, Elijah Tyshynski was subsequently appointed CFO and joined the senior leadership team following a period of transition, bringing extensive financial and capital markets experience as the Company enters its next stage of growth.
3.4. Project Updates
•On July 8, 2026, the Company announced new drill results from 11 surface diamond drill holes totaling 8,971 metres completed between December 2025 and April 2026 as part of an ongoing Cariboo Deeps and near mine gap infill exploration program at the Cariboo Gold Project. Approximately 65% of drilling transected areas outside the current footprint of the Cariboo Gold deposit, and results confirmed the presence of high-grade mineralization to a maximum vertical depth of 718 metres below surface in hole IM-26-001.
•On July 22, 2026, the Company announced that, through its subsidiary Barkerville, it entered into a Support and Benefits Agreement (the "Support Agreement") with the District of Wells, British Columbia, effective July 21, 2026, to support social and economic initiatives within the District of Wells in respect of the Cariboo Gold Project. Over its three-year term, the Support Agreement contemplates voluntary financial contributions by the Company of up to $3.0 million in aggregate, subject to the Company's sole discretion and continued participation under the Support Agreement.
•On July 23, 2026, the Company announced final results and preliminary internal reconciliation analysis of its previously completed infill drilling program in the Lowhee Zone of the Cariboo Gold Project. The preliminary internal reconciliation analysis of two localized areas, comprising an aggregate total of 17,072 metres of infill drilling in 185 diamond drill holes, illustrated deposit variability consistent with expectations, and is subject to ongoing evaluation and modelling.
•On August 5, 2026, the Company announced the first set of new drilling results from 14 surface diamond drill holes totaling 6,463 metres completed between February and May 2026 as part of an ongoing exploration program on the Proserpine regional greenfield target, located within the broader Cariboo Gold Project property boundary. Results to date confirm the presence of an emerging gold mineralized system comprising high-grade structures and broader zones of lower-grade mineralization that may indicate potential for bulk mining methods.
•On September 14, 2026, the Board of Directors made a formal positive construction decision on the Cariboo Gold Project, with an expected first gold pour in Q1 2029 and commercial production in H2 2029. The Company also announced a go-forward capital obligation estimate update of $990 million (US$717 million) from August 1, 2026, supported by total available and proposed estimated sources of capital of up to $1,637 million. As of July 31, 2026, based on costs incurred project completion was estimated at 22%, detailed engineering was approximately 40% complete and procurement and commitments for long-lead items were approximately 44% complete, with $325 million committed (refer to Section— 5.1.2 Development Update)

4. SUBSEQUENT TO Q3 2026
Corporate and Financing
•On October 1, 2026, Elijah Tyshynski assumed the role of Chief Financial Officer of the Company, succeeding Alexander Dann.

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

•On October 9, 2026, the Company closed the Trafigura Equity Investment, issuing 9,554,141 Common Shares to Urion at a price of US$3.14 per Common Share for gross proceeds of approximately US$30 million ($42.3 million), which will be used for the development of the Cariboo Gold Project. Urion entered into a voting support agreement with the Company containing customary standstill and lock-up provisions. Negotiations toward a definitive agreement for the Prepay Facility remain ongoing.
•On November 2, 2026, the Company announced the appointment of Mr. Cameron Carter as Vice President, Construction Operations of Barkerville Gold Mines Ltd., the Company's wholly-owned subsidiary, effective immediately. The Company also announced that Sarah Harrison, Vice President, Permitting and Compliance, departed the Company to pursue other opportunities. Greenwood Environmental Inc. has assumed responsibility for permitting and compliance matters, and Ms. Harrison will remain available in an advisory capacity.
Project Development & Exploration
•On October 5, 2026, the Company announced new results from its ongoing definition infill drilling program on 10-15 metre ("m") target spacing totaling 3,933 m in 36 holes drilled from the 1290 m level in the Lowhee Zone of the Cariboo Gold Project.
•On October 27, 2026, the Company provided a construction update on progress made at the Cariboo Gold Project, which continues to advance on schedule toward first gold pour targeted in Q1 2029 and commercial production expected in H2 2029.

5. PROJECT UPDATES
As of the date of this MD&A, the Cariboo Gold Project is the only material property of the Company within the meaning of NI 43-101. The following sets out certain objectives for the Cariboo Gold Project and other ancillary work in 2026, together with the estimated timing and associated costs for each respective activity, based on the Company's reasonable expectations, intended courses of action and current assumptions as of the date of this MD&A.
Readers are cautioned that the foregoing reflects management’s opinions, assumptions and estimates considered reasonable as of the date the statements are made. Such statements are inherently subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied herein.
See "Cautionary Note Regarding Forward Looking Statements".

5.1. Cariboo Gold Project – British Columbia, Canada
The Cariboo Gold Project is the Company's flagship 100%-owned, fully permitted gold project under construction located in the historic Wells-Barkerville mining camp, in the District of Wells, central British Columbia, Canada. The project area extends for approximately 77 kilometers from northwest to southeast. The Company's total land package consists of 443 mineral and placer titles, which cover an area of approximately 186,740 hectares. On November 21, 2019, OR Royalties Inc. ("OR") acquired the Cariboo Gold Project through the acquisition of Barkerville. The Cariboo Gold Project was part of the OR contributed assets that created the Company on November 25, 2020.
5.1.1. Strategy and Critical Path Items
On September 14, 2026, the Company announced the positive final investment decision ("FID") to proceed with the formal construction of the Cariboo Gold Project and provided a go-forward capital obligation estimate update for the Cariboo Gold Project.
The Company's primary objective is to advance and complete the construction of the Cariboo Gold Project on the anticipated schedule and within the estimated budget, as disclosed herein and in accordance with the FID announcement, and achieve first gold pour in the first quarter of 2029 and commercial production in the second half of 2029. Accordingly, the Company is focused on continuing to advance detailed engineering, procurement, and construction activities, as well as completing certain exploration and infill conversion drilling activities previously disclosed.

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

5.1.1.1 Go-forward Capital Obligation Estimate
The Company's September 14, 2026 announcement of the FID included updated go-forward capital obligation estimates for the Cariboo Gold Project, outlined in the first column of the table below, which provides updates to the initial cost estimate outlined in the Cariboo Technical Report. The updated go-forward capital obligation estimate reflects costs incurred to July 31, 2026, progress achieved on detailed engineering and the procurement of major contracts, updates to certain cost assumptions to account for market inflation due to the passage of time and broader industry and labour trends, the inclusion of costs related to a PCM contract, the reclassification of certain expenditures previously included in operating costs, principally those associated with the construction of the transmission line, and certain modifications to the construction schedule (see Section— 5.1.2 Development Update). The updated capital obligation estimate formed the basis of the indenture governing the Senior Secured Notes offering, which closed on September 30, 2026.

Go-forward Capital Obligation Estimate ("COE") Update
(C$ Millions)	2025 Feasibility Study[1]	Go-forward COE[2] as of July 31, 2026	Actual Spend[3] (Aug 1 - Sep 30, 2026)	Go-forward COE as of September 30, 2026	Anticipated Q4 2026 Spend
Go-forward Capital Obligation Estimate	$881	$990	$83	$907	$183
Table Notes:
1.The 2025 Feasibility Study Estimate is the aggregate Initial cost element of the capital expenditure reported in the 2025 Feasibility Report.
2.Go-Forward COE as of July 31, 2026, represents the aggregated remaining go-forward capital obligation to commercial production as disclosed in the news release of the Company dated September 14, 2026 and entitled "Osisko Gold Announces Formal Construction Decision and Development Update for the Cariboo Gold Project" and in the Company's Offering Memorandum dated September 30, 2026 ("Offering Memorandum"). The $990 million go-forward capital estimate amount excluded approximately $272 million of costs incurred between July 1, 2025 and July 31, 2026, as previously disclosed. The Go-Forward COE updates certain go-forward capital obligation estimates in the 2025 FS and does not replace the 2025 FS, which remains current. Except for the adjustments to certain financial inputs and the construction schedule, the information contained in the Cariboo Technical Report relating to geology and mineralization, mineral reserves and mineral resources, mining methods and mineral processing, together with all other material assumptions and qualifications, remains current and unchanged. The Go-Forward COE remains subject to certain assumptions and risks, including those set out herein under "Cautionary Note Regarding Forward-Looking Statements".
3.Actual Spend represents expenditure on items that made up the remaining go-forward capital obligation to commercial production disclosure in the previously mentioned news release dated September 14, 2026 and the Offering Memorandum.

Overall project progress has reached approximately 28%, based on cumulative costs incurred through September 30, 2026, relative to the go-forward capital obligation estimate and incurred pre-construction costs as at July 31, 2026 and announced on September 14, 2026.
Approximately $355 million has been incurred to September 30, 2026, including indirect and owners' costs, of which approximately $83 million was incurred from August 1 to September 30, 2026.
The anticipated Cariboo Gold Project spend for the balance of 2026 is above the initial guidance of 10% of the total estimated project costs provided at FID, and is primarily attributable to the accelerated procurement of certain long-lead time items related to surface infrastructure items, as well as mining fleet components, which were originally contemplated to be expended later in the Cariboo Gold Project construction period. The Company expects to provide updated guidance on the expected expenditures breakdown over the remaining construction period in Q1 2027, along with its regular Cariboo Gold Project progress update.
As of September 30, 2026, the estimated remaining cost to complete construction is approximately $907 million on an incurred basis, net of costs incurred to date, leases and estimated pre-production revenue. Detailed engineering is approximately 42% complete. Over 50% of procurement packages have been awarded, with principal long-lead items largely secured and remaining contract packages being awarded or in progress, representing approximately $360 million in commitments project-to-date.
5.1.1.2 Conversion & Exploration Update
Prior to the FID announcement, on January 27, 2026, the Company filed a prospectus supplement ("2026 Prospectus Supplement") to its short form base shelf prospectus, which was originally filed on December 23, 2025. Under the 2026 Prospectus Supplement, the Company highlighted the anticipated use of proceeds for the offering, which subsequently closed on February 3, 2026, including items related to underground development, G&A, and drilling within the Cariboo

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

Gold Project. The table below provides the anticipated allocation of net proceeds under the 2026 Prospectus Supplement, as well as current status.

Use		Allocation of Net Proceeds[1]
Work Program	Estimated Metres	C$ ('000s)	US$ ('000s)	Meters to Date	Cost to Date C$ ('000s)	Status
Underground Development		$48,600	$35,469		$27,538	Cost to date reflects work prior to FID.[2]
Underground - Conversion & Exploration	105,000	$36,750	$26,821	21,454	$13,304	In progress
Surface - CGP Deep	20,000	$7,000	$5,109	16,522	$15,172	In progress
Surface - CGP Gap	100,000	$34,900	$25,471	2,892	$1,820	In progress
Surface - GCP Infill & Conversion	100,000	$35,039	$25,572	0	$0	Not started
General Administrative & Working Capital[3]		$23,631	$17,743		$23,631	Complete
Total	325,000	$185,920	$136,185	40,868	$81,465

Table Notes:
1.The cost to date and metres to date are from January 1, 2026 to September 30, 2026.
2.FID was announced on September 14, 2026, with all go-forward estimated costs disclosed from August 1, 2026 to commercial production. The current priority for underground development work will be to support underground mining, which may or may not derive some benefit to exploration activities as contemplated in the 2026 Prospectus Supplement. The remaining balance of the allocation of net proceeds for underground development will likely be spent by the end of Q4 2026.
3.The gross proceeds from the offering, which closed on February 3, 2026, were $196.2 million (US$143.8 million), including proceeds from the exercise of the over-allotment option. After deducting related financings costs and amounts allocated to underground development and drilling related activities, the remaining proceeds from the exercise of the over-allotment option were allocated to General Administrative & Working Capital,

Following the FID, the Company is prioritizing its exploration activities on infill and conversion drilling within the current mine plan, with the objective of maximizing the number of stopes that are defined and available for mining at commercial production.
As set out in the the sources and uses of funds disclosed in connection with the FID and updated with the closing of the Senior Secured Notes offering, the Company estimated that it may allocate up to $142 million toward non-flow-through eligible exploration activities over the period from August 1, 2026 to December 31, 2028. These activities are expected to be funded from the proceeds disclosed in the table above, and are consistent with the work programs contemplated therein.
5.1.1.3 Project Financing
Following the Company's formal construction decision on the Cariboo Gold Project, the Company believes that its cash and cash equivalents and marketable securities, the net proceeds of the Senior Secured Notes held in the Segregated Accounts, the proceeds of the Trafigura Equity Investment, the proposed Prepay Facility of up to US$120 million and the contemplated equipment financing arrangements, both of which remain subject to definitive documentation, will provide sufficient funding to complete construction of the Cariboo Gold Project through to commercial production. The Company may also receive additional proceeds from the potential exercise of outstanding warrants. However, the exercise of warrants is at the discretion of the holders and depends on, among other things, the market price of the Company’s Common Shares. (refer to Section— 7.3 Liquidity and Capital Resources).
5.1.2. Development Update
On September 14, 2026, the Company's Board of Directors made a formal positive decision to proceed with the construction of the Company's 100%-owned Cariboo Gold Project. The updated schedule contemplates a 30-month construction period from August 1, 2026 (from 24 months in the 2025 FS) to first gold pour in Q1 2029 and 36 months (from 30 months in the 2025 FS) to commercial production in H2 2029. Except for the adjustments to certain financial inputs highlighted below, and the construction schedule, the information contained in the Cariboo Technical Report relating

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

to geology and mineralization, mineral reserves and mineral resources, mining methods and mineral processing, together with all other material assumptions and qualifications, remains current and unchanged.

Metric	Units	2025 FS Base Case	2026 "Go-Forward" Update (Consensus)	2026 "Go-Forward" Update (Spot)[3]
Gold Price	US$/oz	$2,400	$3,570	$4,350
Exchange Rate	USDCAD	$1.35	$1.38	$1.38
Total Cash Cost[1]	US$/oz	$947	$957	$996
Net Present Value at 5% discount	$ mm	$943	$2,323	$3,181
Internal Rate of Return (IRR)%		22.1%	34.7%	42.7%
Payback, from commercial production	years	2.8	2.2	1.8
Total free cash flow, LOM	$ mm	$1,577	$3,610	$4,828
Average annual free cash flow, LOM/First 5 Years[1,2]	$ mm	$158/$296	$362/$521	$485/$642
Average AISC, LOM[1]	US$/oz	$1,157	$1,163	$1,202
Table Notes:
1.Non-IFRS Financial Measure. See Cautionary Statements – Non-IFRS Financial Measures.
2.Average free cash flow for the first 5 years is calculated for the periods between 2029 and 2034, inclusive of the pre-production period.
3.Spot pricing scenario is based on the LBMA gold price as of the close of business on September 11, 2026, rounded to nearest US$50/oz.

Construction Activities

Project Activity	Update
Health and Safety	The TRIFR for the Cariboo Gold Project sits at 1.05 year-to-date for 2026, with approximately 1.02 million total person-hours worked year-to-date for 2026.
Project Completion	Based on total costs incurred to date, including indirects and owners' costs, overall project completion is estimated at 28% of budget, as of September 30, 2026.
Underground Development	Approximately 3.4 km of underground development has been completed to date and continues from the existing Cow Portal into the Lowhee Zone and into the Cow Mountain Zone.Underground development rates are expected to reach approximately 360 metres per month by year-end 2026 (500 metres per month previously). The revised target reflects slower excavation progress at the Valley portal due to competent rock conditions, the use of rock breaking methods to mitigate blasting noise, and measures required to ensure proper concrete curing in sub-zero temperatures. Advance rates are expected to improve as new development headings become available through the Valley portal.The Valley access and ventilation portals are expected to be completed in Q4 2026, providing additional underground development headings using a road header. These headings are expected to improve overall underground development advance rates in 2027 and beyond.
Site Infrastructure	Water treatment plants – Bonanza Ledge ("BL") water treatment plant final commissioning continues, with full operation expected in Q4 2026. Excavation for the main Mine Site Complex ("MSC") water treatment plant is complete, with placement of rebar and concrete in progress.BL sediment control pond – civil works have been completed.Waste rock storage facility (Phase 1a) – construction is 95% complete, with cut and fill works, underdrain installation, and synthetic liner installation completed, and placement of sized overliner stone underway. The facility is expected to receive mine development material in Q4 2026, with full completion anticipated in mid-2027.Permanent camp – the site camp upgrade and expansion are complete.Construction of other critical infrastructure is progressing.

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

Earthworks	Earthworks at the MSC, which will host the primary processing facility, commenced in Q2 2026 and are advancing.Earthworks and excavation for the Valley ventilation and access portals, located near the main process plant area at the MSC, are 85% complete. The portals are expected to be collared in Q4 2026 using a road header. Work on the Valley conveyor portal is scheduled for H2 2027.Installation of the Willow River bridge has commenced and the bridge is expected to be operational in Q4 2026. Once completed, it will serve as the Cariboo Gold Project's primary access, reducing traffic in the community and improving material handling efficiencies.
Equipment Fleet	Approximately $43 million of underground mobile equipment fleet is expected to be delivered, including Caterpillar loaders and haul trucks, ground-support and service vehicles from MacLean Engineering, and drill rigs and jumbos from Epiroc.Initial deliveries are expected in late 2026, with most equipment scheduled to arrive during 2027. Contractor equipment will continue to support underground development in the interim.
Transmission Line	All long lead items remain on track to arrive at site in Q3 2027.
Engineering	Approximately 42% of detailed engineering has been completed.Engineering progress status for key planned activities by category is as follows: process plant and site utilities (10%), water treatment plant (92%), MSC sediment control pond (10%), waste rock storage facility (100%), MSC civil works (75%), transmission line (100%), overland piping (87%), and other remaining areas (77%).
Procurement	Over 50% of procurement packages have been awarded, with work progressing across 436 contract packages for long-lead items. Approximately $360 million has been committed project-to-date.Major contracts recently awarded include the water treatment plant concrete program, Phase 2 procurement of underground mobile equipment, the propane generator fuel package, and bus transportation for workers travelling from Quesnel to Wells.
Construction Management	Entered into a project and construction management services agreement with JDS Energy & Mining Inc. ("JDS") and subsequently awarded JDS the continuing underground mine development and related works contract in October 2026.
Operations Readiness	Following FID, the Company is focused on strengthening its management and operations team through active recruiting for key positions, with new health and safety and water treatment managers expected to join in Q4 2026.
Permitting	The Cariboo Gold Project obtained all major permits necessary for construction, operation, and closure in Q4 2024 with the receipt of the Mines Act (British Columbia) and Environmental Management Act (British Columbia) permits.The license of occupation for the transmission line is expected to be obtained in Q4 2026.All remaining authorizations, permit amendments, and routine construction permits are expected to be obtained in the ordinary course as construction progresses.
Labour and workforce	The construction and exploration workforce at site currently exceeds 400 active personnel and is expected to continue to ramp up over the coming months.
5.1.3. Exploration & Resource Conversion

The Cariboo Gold Project has three primary areas of exploration drilling activity currently underway:
1.Regional Exploration: This program seeks to identify and define new prospective potential mineral resource targets within the broader Cariboo regional land package.
2.Underground Conversion & Exploration: To support the availability of sufficient mineable stopes to meet the contemplated mill throughput, the Company is undertaking conversion drilling in and around the existing mine plan, with the objective of upgrading these areas to higher levels of geological confidence, in advance of commercial production. Where access is available, this drilling is being conducted from underground drill stations, using existing development infrastructure.
3.Surface Conversion & Exploration: Consistent with the objectives of the underground conversion & exploration program, the Company is also conducting surface drilling to target certain areas of interest that are not yet accessible from existing underground infrastructure.

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

	3 Months	9 Months
Drilling Activity as at September 30, 2026
Cariboo Gold Project - Regional Exploration	9,936	16,401
Proserpine Regional	5,834	12,299
Yanks Peak Regional	3,950	3,950
QR Regional	152	152
Cariboo Gold Project - Underground Conversion & Exploration	8,709	21,454
Lowhee Infill	3,269	10,609
Lowhee Exploration	5,440	10,845
Cow Infill
Cariboo Gold Project - Surface Conversion & Exploration	14,177	27,811
CGP Deep - Total	4,772	16,522
CGP Gap - Lowhee-Southeast	948	2,832
CGP Gap - Mosquito - Southeast	60	60
CGP Surface Infill/Development	0	0
QR Mine	8,397	8,397

Total Drilling Activity	32,822	65,666
Development of the Cow drill gallery continues, with infill drilling to support mineral resource conversion from this area expected to commence in Q4 2026. A total of sixteen drill rigs are currently active at site, with seven focused on infill drilling and near-mine mineral resource expansion at the Cariboo Gold Project. Nine drill rigs are currently testing regional exploration targets across the broader property, and are expected to complete these activities by the end of 2026. By year-end 2026, the Company expects to have completed approximately half of the planned 160,000 metres of drilling at the Cariboo Gold Project, along with approximately 50,000 metres on regional targets. To date, full assay results have been released for approximately 25,000 metres of aggregate drilling completed, with results for the remaining completed drilling pending.
Regional Exploration
On December 8, 2025, the Company announced the launch of a fully-funded exploration drilling campaign aimed at targeting new discoveries at the Cariboo Gold Project. The program commenced in November 2025 and currently a total of thirteen drill rigs are operating on four surface exploration programs. Including three active underground drill rigs, a total of sixteen drill rigs are operating across the Cariboo Gold Project property.
A total of thirteen drill rigs are currently operating on four surface exploration programs, including one surface drill rig targeting potential mineralization within and below the current extent of the Cariboo Gold deposit to depths of up to 1,000 metres. To date, approximately 18,763 metres of drilling have been completed, with assay results for 8,971 metres released. Assay results for the remaining drill holes are pending. A second surface exploration program on the adjacent Proserpine regional greenfield target was ramped up to five drill rigs, with approximately 6,463 metres completed and released, when drilling was paused for caribou calving season. Drilling recommenced in Q3 2026, with five drill rigs currently active. To date approximately 12,299 metres of drilling have been completed. A third surface exploration program on the Yanks Peak, which is helicopter supported, was also started with two drills in August 2026, with approximately 3,950 metres of drilling completed and one rig continuing. The fourth surface exploration program started in Q3 2026 with two drills at the QR Mine, where approximately 8,397 metres were drilled. The drills were then moved to a QR Regional target where 3 rigs are now drilling.
Infill and conversion drilling within the Cariboo Gold deposit is planned in 2026 and 2027 with the objective of (a) supporting greater definition of the existing measured and indicated mineral resources and (b) upgrading inferred mineral resources to higher-confidence resource categories and, where appropriate, potentially converting such resources into mineral reserves, after considering applicable modifying factors. The initial targets are within and below the current Cariboo Gold deposit.

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

Conversion & Resource Expansion
The Company completed a planned 13,000-metre infill drilling program as part of the Appian project financing obligation. The program was designed as a systematic grid infill drilling campaign targeting both planned stope areas and portions of modelled vein corridors outside the current stope designs. Its objectives were to assess local variability of mineralization, validate and further de-risk mine planning assumptions, and support production stope design optimization as underground access advances.
The completed infill program totalled 13,684 metres1 with all assays released as of the date of this MD&A. An additional 6,928 m of infill and near mine exploration drilling was completed with assays released as part of ongoing Lowhee Zone underground drilling.
The Company completed a preliminary internal reconciliation analysis of two localized areas (Zones 1 and 2), comprising an aggregate total of 17,072 metres of infill drilling in 185 diamond drill holes, which illustrated deposit variability consistent with expectations. Relative to the existing short-term resource model, Zone 1 indicated approximately 30% more tonnes and 6% more gold ounces, at approximately 18% lower gold grade, while Zone 2 indicated approximately 8% fewer tonnes and 8% more gold ounces, at approximately 16% higher gold grade.
The reconciliation analysis results for Zones 1 and 2 are preliminary and internal and do not constitute an updated mineral reserve or mineral resource estimate. The results relate only to the specified areas evaluated and should not be interpreted to be representative of, or applicable to, the mineral reserve or mineral resource estimate set out in the Cariboo Technical Report.
5.1.4. Sustainability Activities
The Company views sustainability as a key part of its strategy to create value for its shareholders and other stakeholders.
The Company focuses on the following key areas:
•Promoting the mining industry and its benefits to society;
•Promoting the Company's values through our three pillars of Sustainability; Good Neighbour, Engaged Workforce and Environmental Stewardship;
•Developing and maintaining strong relationships with First Nations, stakeholders, and the Federal, Provincial and Municipal governments where the Company has activities and projects; and
•Supporting the economic development of regions where it operates.

The following are a few highlights from the Company's sustainability initiatives:
•Barkerville relationship with Lhtako Dené Nation since 2015, governed by the latest agreement, the 2020 Life of Project Agreement;
•Relationship with Williams Lake First Nation ("WLFN") since 2017. On July 5, 2022, Barkerville and WLFN entered into a participation agreement;
•Relationship with Xatśūll First Nation (XFN) since 2016. Concluded a capacity funding agreement with XFN on November 2, 2026 to support on going engagement on regulatory related maters. An Impact Benefits Agreement has not been completed to date;
•Relationship with the District of Wells in British Columbia since 2016, supported by a Support and Benefit Agreement signed in October 10, 2025 and amended on July 21, 2026,to support social and economic initiatives within the District of Wells. The amended Support and Benefit Agreement contemplates voluntary financial contributions by the Company of up to $3.0 million in aggregate over a period of three years.
•Ongoing dialogue with the Ministry of Mines and Critical Minerals, the Ministry of Environment and Parks, and other relevant Ministries and regulatory bodies to promote positive relations;
•Upgrade of a water treatment plant at Bonanza Ledge to treat contact water and effluent was completed in December 2025; a second water treatment plant was completed in Q1 2026; and
•Funding provided to local organizations within the Wells and Cariboo Region to support various initiatives.
1 See Press release dated June 9, 2026 "Osisko Development Completes 13,000-Meter Infill Drilling Program at Cariboo Gold Project and Provides Update on Ongoing Lowhee Underground Drilling; Intercepts Include 44.68 g/t Gold Over 1.5 Meters From 27.9 Meters Downhole, Including 133.62 g/t Gold Over 0.5 Meters From 28.4 Meters Downhole"

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

5.1.5 Permitting and Technical Information

Cariboo Gold Project – Permitting Timeline Summary
Since Q4 2024 and as of September 30, 2026, the Cariboo Gold Project has achieved several regulatory and permitting milestones, including the following:
•Receipt of the environmental assessment certificate on October 10, 2023, after successfully addressing 1,700 comments received by the different reviewers.
•Approval of the Mines Act (British Columbia) permits in Q4 2024.
•Approval of the Environmental Management Act (British Columbia) permits in Q4 2024.
•Approval of permits for the bulk sample in the Lowhee deposit area, which includes 2,100 metres of underground development and the removal of 10,000 tonnes of mineralized material for further sorter testing.

Technical Reports and Mineral Resource Estimate
On June 11, 2025, the Company filed a technical report titled "NI 43-101 Technical Report, Feasibility Study for the Cariboo Gold Project, District of Wells, British Columbia, Canada" and dated June 11, 2025 in respect of the feasibility study for the Cariboo Gold Project ("2025 FS"), which was prepared in accordance with NI 43-101 with an effective date of April 25, 2025 (the "Cariboo Technical Report"). A copy of the Cariboo Technical Report is available on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Gold Group's issuer profile.
Scientific and technical information in this MD&A relating to the 2025 FS in respect of the Cariboo Gold Project is supported by the Cariboo Technical Report. The 2025 FS and Cariboo Technical Report have been prepared by, reviewed and approved by independent representatives of BBA (Mathieu Belisle, P.Eng., Amanda Fitch, P.Eng.), InnovExplo Inc. (Carl Pelletier, P.Geo., Tessa Scott, P.Geo., Eric Lecomte, P.Eng.), Alius Mine Consulting Ltd. (Sebastien Guido, P.Eng.), Falkirk Environmental Consultants Ltd. (Katherine Mueller, P. Eng., Rob Griffith, P.Eng., Nikolay Sidenko, P. Geo.), WSP Canada Inc. (Paul Gauthier, P.Eng.), M.A. O'Kane Consultants Inc. (Rachel Sawyer, P.Eng., Yapo Allé-Ando, M.A.Sc., P.Eng.), Integrated Sustainability Consultants Ltd. (AJ MacDonald, M.A.Sc., P.Eng., P.E.), Clean Energy Consulting Inc. (Philip Clark, P.Eng., P.E.), and JDS Energy & Mining Inc. (Jean-François Maillé, P.Eng.), each of whom is a "qualified person" (within the meaning of NI 43-101) and independent of Osisko Gold Group (within the meaning of Section 1.5 of NI 43-101).
The Cariboo Technical Report supersedes the technical report titled "NI 43-101 Technical Report, Feasibility Study for the Cariboo Gold Project, District of Wells, British Columbia" (as amended) dated January 12, 2023 (with an effective date of December 30, 2022) (the “2023 FS”), which should no longer be relied upon.
The key assumptions, parameters and methods used in the 2025 FS are described in the Cariboo Technical Report. The Cariboo Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context. Reference should be made to the full text of the Cariboo Technical Report, including all assumptions, qualifications and limitations set forth therein, a copy of which is available electronically on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Gold Group's issuer profile and on the Company's website at https://www.osiskogold.ca/projects/cariboo-gold/.
The Cariboo Technical Report indicates strong economics for a low-impact underground operation using mechanized bulk mining methods, with attractive operating costs and manageable capital requirements. The project is well-positioned to benefit from favorable macroeconomic and gold price trends. The planned processing plant and surface infrastructure design have been strategically optimized to accommodate potential future expansion options. The Cariboo Gold Project is envisioned as a traditional underground operation, employing mechanized long-hole open stoping to extract ore from gold-bearing vein corridors - an intricate network of mineralized quartz veins predominantly hosted within unmineralized sandstone. The Company anticipates that the potential development of the Cariboo Gold Project may provide a basis for progress towards the establishment of a broader mining district camp, including development of multiple deposits over several trends totaling approximately 80 km of mineralization.

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

A summary of the 2025 FS results is presented in the tables below:

Cariboo Gold Project 2025 FS – Key Results and Assumptions (after-tax)
Metric	Units	Base Case	Spot Prices[2]
Gold price	US$/oz	$2,400	$3,300
Exchange rate	USDCAD	1.35	1.40
Net Present Value at 5% discount	$ mm	943	2,066
Internal Rate of Return (IRR)	%	22.1%	38.0%
Payback, from commercial production	years	2.8	1.6
Average annual free cash flow[1]	$ mm	158	314
Average AISC, LOM[1]	US$/oz	1,157	1,167
Table Notes: Refer to the Cariboo Technical Report for the assumptions, qualifications and limitations relating to disclosure about the 2025 FS
1. All-in sustaining costs per ounce and free cash flow are non-IFRS financial measures or ratios. Refer to "Non-IFRS Financial Measures" for more information.
2. The illustrative spot price scenario is based on the LBMA gold price as of the close of business on April 23, 2025, rounded to nearest $100/oz and the USD to CAD currency exchange rate is based on the Bank of Canada daily exchange rate, rounded to nearest five cents. The illustrative spot price scenario has not been adjusted to account for any other variables which may affect after-tax NPV5%, after-tax IRR, payback from commercial production or average annual free cash flow in such scenario, including, but not limited to, changes in Company capital expenditures and increases to development, operating, financing and other costs.

Cariboo Gold Project 2025 FS – Project Operating and Financial Metrics
Assumptions	Units	2025 FS – Base Case[1]
Gold price	US$/oz	2,400
Exchange rate	USDCAD	1.35
Discount rate	%	5.0%
Production
Mine life	yrs	10
Total ore mined	kt	17,815
Peak annual throughput	tpd	4,900
Average gold head grade	g/t Au	3.62
Total contained gold	koz	2,071
Avg. gold recovery	%	92.6%
Total recovered gold, payable	koz	1,894
Avg. gold production, LOM	koz/yr	190
Avg. gold production, first 5 yrs	koz/yr	202
Operating Unit Costs
Underground mining	$/t mined	62.3
Processing	$/t mined	23.2
Water and waste management	$/t mined	5.0
Electrical transmission line	$/t mined	4.9
General and administrative	$/t mined	15.4
Total unit operating costs	$/t mined	110.7
Total operating costs	$ mm	1,921
Royalty payments	$ mm	292
Offsite charges	$ mm	143
Operating Costs
Total cash costs[2]	US$/oz	$947
AISC[2]	US$/oz	$1,157
Capital Expenditures[4]
Initial costs	$ mm	881
Sustaining costs	$ mm	426
Closure costs, net[3]	$ mm	99
Total capex	$ mm	1,406
Economics (after-tax)

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

Cariboo Gold Project 2025 FS – Project Operating and Financial Metrics
Assumptions	Units	2025 FS – Base Case[1]
Total free cash flow, LOM[2]	$ mm	1,577
Net Present Value (NPV5%)	$ mm	943
Internal Rate of Return (IRR)	%	22.1%
Payback, from commercial production	yrs	2.8
Average free cash flow, first 5 yrs[2]	$ mm	296
Average free cash flow, LOM[2]	$ mm	158
Table Notes: Refer to the Cariboo Technical Report for the assumptions, qualifications and limitations relating to disclosure about the 2025 FS
1.Totals may not add up due to rounding.
2.Cash costs, all-in sustaining costs per ounce and free cash flow are non-IFRS financial measures or ratios. Refer to "Non-IFRS Financial Measures" for more information. Total cash costs are presented on a per ounce payable basis inclusive of total operating costs mining costs, processing costs, site G&A costs, royalties, smelting, refining, and transportation costs. AISC are presented on a per ounce payable basis and include cash costs plus sustaining and closure costs.
3.Closure costs are shown net of salvage value.
4.Pre-final investment decision capital costs total $38.6 million.
Mineral Resources Estimate
The mineral resources estimate for the Cariboo Gold Project included in the 2025 FS has an effective date of April 22, 2025, and are reported exclusive of mineral reserves. Mineral resources that are not mineral reserves have not demonstrated economic viability. The mineral resources estimate have been updated to account for depletion in the Lowhee Zone due to ongoing development and bulk sample activities, as well as for changes in costs and cut-off grade assumptions.
There is no certainty that mineral resources will be converted into mineral reserves. Mineral resources include inferred mineral resources which have had insufficient work to classify them as indicated mineral resources. It is uncertain but reasonably expected that inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

Cariboo Gold Project 2025 FS – Mineral Resources Statement (April 22, 2025)
Category / Zone	Tonnage	Gold Grade	Contained Gold
	(000's tonnes)	(g/t)	(000's oz)
Measured
Bonanza Ledge	47	5.06	8
Indicated
Bonanza Ledge	32	4.02	4
BC Vein	1,057	3.00	102
KL	527	2.80	47
Lowhee	1,333	2.76	118
Mosquito	1,553	2.96	148
Shaft	6,121	2.92	575
Valley	2,718	2.70	236
Cow	3,991	2.91	374
Total Indicated Resources	17,332	2.88	1,604
Total Measured & Indicated	17,380	2.88	1,612
Inferred
BC Vein	596	3.17	61
KL	2,514	2.53	205
Lowhee	486	3.01	47
Mosquito	1,883	3.08	186
Shaft	7,457	3.44	826
Valley	2,470	3.01	239
Cow	3,368	2.78	301
Total Inferred Resources	18,774	3.09	1,864

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

Table Notes:
1.The independent and qualified persons for the mineral resources estimates, as defined by NI 43-101, are Carl Pelletier, P.Geo., and Tessa Scott, P.Geo. (Norda Stelo). The effective date of the mineral resource estimate included in the 2025 FS is April 22, 2025.
2.These mineral resources, exclusive of the reserves, are not mineral reserves and do not have demonstrated economic viability.
3.The mineral resources estimate follows the 2014 CIM Definition Standards on Mineral Resources and Reserves and the 2019 CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines.
4.A total of 481 vein zones were modelled for the Cow Mountain (Cow and Valley), Island Mountain (Shaft and Mosquito), Barkerville Mountain (BC Vein, KL, and Lowhee) deposits and one gold zone for Bonanza Ledge. A minimum true thickness of 2.0 m was applied, using the gold grade of the adjacent material when assayed or a value of zero when not assayed.
5.The estimate is reported for a potential underground scenario at a cut-off grade of 1.8g/t Au, except for Bonanza Ledge at a cut-off grade of 3.5 g/t Au. The cut-off grade for the Cow, Valley, Shaft, Mosquito, BC Vein, KL, and Lowhee deposits was calculated using a gold price of US$2,400/oz; a USDCAD exchange rate of 1.35 an underground mining cost of $66.3/t; a processing and transport cost of $30.80/t; a G&A plus Environmental cost of $22.40/t; and a sustaining CAPEX cost of $45.6/t. No changes have been applied for the Bonanza Ledge. The cut-off grade for the Bonanza Ledge deposit was calculated using a gold price of US$1,700/oz; a USDCAD exchange rate of 1.27 an underground mining cost of $79.13/t; a processing and transport cost of $65.00/t; and a G&A plus Environmental cost of $51.65/t. The cut-off grades may be re-evaluated in light of future prevailing market conditions (metal prices, exchange rate, mining cost, etc.).
6.Density values for Cow, Shaft, Lowhee, and BC Vein were estimated using the ID2 interpolation method, with a value applied for the non-estimated blocks of 2.80 g/cm3 for Cow, 2.78 g/cm3 for Shaft, 2.74 g/cm3 for Lowhee, and 2.69 g/cm3 for BC Vein. Median densities were applied for Valley (2.81 g/cm3), Mosquito (2.79 g/cm3), and KL (2.81 g/cm3). A density of 3.20 g/cm3 was applied for Bonanza Ledge.
7.A four-step capping procedure was applied to composited data for Cow (3.0 m), Valley (1.5 m), Shaft (2.0 m), Mosquito (2.5 m), BC Vein (2.0 m), KL (1.75 m), and Lowhee (1.5 m). Restricted search ellipsoids ranged from 7 to 50 g/t Au at four different distances ranging from 25 m to 250 m for each deposit. High grades at Bonanza Ledge were capped at 70 g/t Au on 2.0 m composited data.
8.The gold mineral resources for the Cow, Valley, Shaft, Mosquito, BC Vein, KL, and Lowhee vein zones were estimated using Datamine StudioTM RM 1.9 software using hard boundaries on composited assays. The dilution halo gold mineralization was estimated using Datamine StudioTM RM Pro 1.11. The OK method was used to interpolate a sub-blocked model (parent block size = 5 m x 5 m x 5 m). Mineral resources for Bonanza Ledge were estimated using GEOVIA GEMSTM 6.7 software using hard boundaries on composited assays. The OK method was used to interpolate a block model (block size = 2 m x 2 m x 5 m).
9.Results are presented in situ. Ounce (troy) = metric tons x grade / 31.10348. Calculations used metric units (metres, tonnes, g/t). The number of tonnes were rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects. Rounding followed the recommendations as per NI 43-101.
10.The qualified persons responsible for this section of the Cariboo Technical Report are not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the mineral resource estimate other than those disclosed in this MD&A and in the Cariboo Technical Report.
Mineral Reserves Estimate
The 2025 FS outlines a probable mineral reserves estimate (with an effective date of April 10, 2025), which increased slightly from the 2023 FS due to the adjustment of the cut-off grade dictated by an accelerated ramp-up schedule to 4,900 tonnes per day ("tpd") throughput relative to the 2023 FS. Only mineral resources that were classified as measured and indicated were given economic attributes in the mine design, and when demonstrating economic viability were classified as mineral reserves. Mineral resources are not mineral reserves, and the economic viability of mineral resources that are not mineral reserves has not been demonstrated. There is no assurance that further work on mineral resources will result in conversion to mineral reserves that can be mined economically.

Cariboo Gold Project 2025 FS – Mineral Reserves Statement (April 10, 2025)
Category / Zone	Tonnage	Gold Grade	Contained Gold
	(tonnes)	(g/t)	(oz)
Proven	—	—	—
Probable
Cow	3,999,971	3.35	430,548
Valley	3,238,636	3.59	374,058
Shaft	8,548,295	3.72	1,021,599
Mosquito	1,105,370	3.94	140,102
Lowhee	923,162	3.52	104,491
Total Proven & Probable	17,815,435	3.62	2,070,798

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

Table Notes:
1.Totals may not add up due to rounding.
2.The mineral reserve estimate follows the 2014 CIM Definition Standards on Mineral Resources and Reserves and the 2019 CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines.
3.Mineral reserves used the following assumptions: US$1,915/oz gold price, USD:CAD exchange rate of 1.32, and variable cut-off value from 1.70 g/t to 2.0 g/t Au
4.Mineral reserves include both internal and external dilution along with mining recovery. The external dilution is estimated to be 10.1%. The average mining recovery factor was set at 91.3% to account for ore left in each block in the margins of the deposit.

The mineral resource estimate is built upon over 650,000 meters of core from the 2015 to 2021 drill campaigns, and historically verified drill data using a total of 4,064 drill holes. An understanding of the controls of mineralization enabled Osisko Gold Group's technical team to construct a mineral resource estimate constrained by lithology, alteration, structure and mineralization.
The 2025 FS considers a single milling facility at the mine site for processing, removing the need to transport flotation concentrate to the QR Mill, as previously contemplated under the 2023 FS. This change was considered an indicator of impairment for the QR Mill and, accordingly, management performed an impairment assessment and recorded an impairment charge of $25.3 million related to the Mining Interests related to the QR Mill during the first quarter of 2025. On September 30, 2026, the net book value related to the QR Mill Mining Interest is entirely written off as it is estimated that the net book value will not be recovered by expected net profits to be generated from future sale of precious metals.
Permitting and Environmental Assessment Process
Osisko Gold Group started the environmental assessment ("EA") process in the fall of 2019 for the Cariboo Gold Project.
On October 27, 2021, the Province of British Columbia, Lhtako Dené First Nation and the Company announced the approval of amendments to Mines Act Permits M-238 and M-198 allowing for the expansion of the existing Bonanza Ledge II underground mine. At the time, these amendments supported the employment of additional workers at the mine. The expansion of the Bonanza Ledge II Project allowed for continuity of certain mining activities while the Cariboo Gold Project environmental assessment was underway. In July 2021, the province of British Columbia authorized a permit to extract a bulk sample of 10,000 tonnes of mineralized material, the development of a portal and up to 2,100 m of drift to access the mineral deposit.
On October 10, 2023, the Company announced that it received an EA certificate (the "EA Certificate") for the Company's 100%-owned Cariboo Gold Project. Receipt of the EA Certificate successfully concluded the EA process for the Cariboo Gold Project launched in October 2019, and completed in consultation with First Nations partners. On November 7, 2024, the Company announced that while it had yet to reach an agreement with the Xatśūll First Nation, it remained committed to ongoing engagement and consultation.
On May 31, 2023, the Company submitted its Joint Permit Application ("JPA") and passed the screening phase of the permit in September 2023 after submitting the final, revised application. Through four rounds of review from the Mine Review Committee, the Company responded to, addressed, and closed over 1,800 comments from various stakeholders between November 2023 and May 2024.
On November 20, 2024, the Company was granted permits pursuant to the Mines Act (British Columbia) for its Cariboo Gold Project. Subsequently, on December 12, 2024, the Company was granted permits pursuant to the Environmental Management Act (British Columbia) ("EMA") for the Cariboo Gold Project. These approvals mark the successful receipt of the permitting process for key approvals, solidifying the Cariboo Gold Project's shovel-ready status.
The Mines Act (British Columbia) permits grant the Company the ability to proceed with the construction, operation and reclamation activities on each of the sites outlined within the scope of the Cariboo Gold Project. The EMA permits pertain to Cariboo Gold Project-related discharges to the environment, including water and air, and the framework and limitations thereof, within the areas outside of the immediate mine sites.M-247 – Mines Act permit for the Mine Site Complex and Bonanza Ledge;
•M-198 – Mines Act permit for the QR Mill;

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

•PE-111511 – Environmental Management Act Permit for the Mine Site Complex;
•PE-12601 – Environmental Management Act Permit for QR Mill; and
•PE-17876 – Environmental Management Act Permit for Bonanza Ledge.
•In addition, the Mosquito Creek closure plan permit is currently under review by the Ministry of Mining and Critical Minerals.
Work is ongoing with minor amendments to the EA Certificate relating to the transmission line, Ballarat Camp, and mine site footprint, as well as the Ministry of Water, Land and Resource Stewardship and the Ministry of Forests to obtain a license of occupation for the transmission line, each of which is expected in Q1 2027. Remaining authorizations are anticipated in Q4 2026.

5.2. Tintic Project – Utah, U.S.A.
The Tintic Project, including the Trixie test mine, is not considered a material property of the Company as of the date of this MD&A, and there have not been substantive material expenditures on the project since January 1, 2024. There is a limited exploration work program ongoing at Tintic including infill and exploration drilling. While management continues to evaluate options for next steps, limited activities beyond test mining and exploration may occur from time to time.

The Tintic Project is located in western Utah County, approximately 64 km south of Provo, Utah and 95 km south of Salt Lake City. The property on which the Trixie test mine or Trixie deposit ("Trixie") is located encompasses most of the East Tintic District, surrounding and immediately east of the incorporated town of Eureka. The area of the Tintic Project owned or controlled by Osisko Gold Group comprises 1,370 claims totaling 7,601 ha (18,783 acres) of patented mining claims (22 of which are leased patented claims) and a further 110 mining claims of approximately 731 ha (1,807 acres), which are unpatented. Osisko Gold Group owns a small and varying percentage, interest or royalty in a number of other claims outside the main claim package.
Scientific and technical information relating to the Tintic Project and the updated mineral resource estimate for the Trixie deposit (the "2024 Trixie MRE"), including information provided in the table "2024 Trixie MRE Statement", is supported by the technical report titled "NI 43-101 Technical Report, Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, United States of America" and dated April 25, 2024 (with an effective date of March 14, 2024) (the "Tintic Technical Report"), prepared for the Company by independent representatives of Micon International Limited, being William Lewis, P. Geo, Alan J. San Martin, MAusIMM(CP) and Richard Gowans, P. Eng. Information relating to the Tintic Project and the 2024 Trixie MRE provided herein is qualified in its entirety by the full text of the Tintic Technical Report, which is available electronically on the Company's website, SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under the Company's issuer profile, including the assumptions, qualifications and limitations therein. For readers to fully understand information relating to the Tintic Project and the 2024 Trixie MRE provided herein, reference should be made to the full text of the Tintic Technical Report, including all assumptions, qualifications and limitations therein. The Tintic Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context.
5.2.1. Recent Developments at Tintic
In the first quarter of 2025, a small-scale heap leach project was undertaken to process certain tailings and stockpiled material, and small-scale test mining activities were undertaken in the fourth quarter of 2025. In total, these activities resulted in the sale of 6,240 gold ounces in 2025 from the cumulative processing of 22,669 metric tonnes at an average grade of 11.17 grams per tonne gold with average recoveries of approximately 80%. Test mining and processing continued in 2026, resulting in the sale of an estimated 8,980 gold ounces in the first nine months of 2026, including direct shipping of 7,923 tonnes at an estimated average grade of 39.15 grams per tonne of gold with an average expected payability factor of 89.5%. Test mining is anticipated to continue in Q4 2026, into 2027 and 2028.
In Q3 2026, the Company commenced the Eureka Standard project, an underground ramp intended to provide access to the historic Eureka Standard mine for further underground exploration. The project's budget is expected to be approximately US$14.0 million, with works to be carried out through 2027. In Q3 2026, the Company entered into a drilling services agreement for two diamond drill rigs. The agreement provides for a minimum drilling program of 16,400 feet (4,999 metres): 10,400 feet (3,170 metres) of underground infill drilling at the Trixie test mine and 6,000 feet (1,829

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

metres) of surface drilling at Eureka Standard. Underground infill drilling at Trixie began in late August 2026, and 738 feet had been drilled as at September 30, 2026. The surface program at Eureka Standard is expected to commence in Q4 2026. The remaining minimum drilling program is expected to be completed within the next twelve months at an estimated cost of approximately US$5.0 million. All planned activities associated with the Eureka Standard ramp project and related drilling are expected to be funded internally from gold sales generated from test mining and direct shipping of mineralized material.
The Company cautions that the decision to undertake small-scale underground test mining activities, direct shipping and/or heap leaching at the Trixie test mine, and to develop the Eureka Standard ramp, were made without the benefit of a feasibility study or mineral reserves, demonstrating economic and technical viability. As a result there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery, if at all. The Company cautions that historically, such projects have a much higher risk of economic and technical failure.
While management continues to evaluate options for next steps at the Tintic Project, activities are expected to focus on continued test mining at Trixie, including potential additional direct shipping of mineralized material from the Trixie test mine, the underground infill drilling program at Trixie, the surface drilling program at Eureka Standard and development of the Eureka Standard ramp.
Management continues to organize and assess historical datasets from across the East Tintic district and to maintain site infrastructure and environmental management plans at Trixie. The Phase II regional program did not return significant intercepts of copper, gold or molybdenum. Apart from the Trixie infill and Eureka Standard drilling programs, no additional regional exploration or drilling is currently contemplated. Any future decision to advance Tintic beyond these activities would be contingent on completion of requisite technical work, obtaining any applicable additional permits or approvals as may be required, availability of capital on acceptable terms, and prevailing commodity prices and market conditions. Scientific and technical information for Tintic in this MD&A is supported by and qualified in its entirety by the Tintic Technical Report prepared by independent qualified persons, which should be read in full for the assumptions, qualifications and limitations contained therein.
5.2.2. Trixie MRE

The Tintic Project consists of 23 past producing precious and base metal mines located in the East Tintic Mining District, Utah, 95 km southwest of Salt Lake City. The Tintic Project is comprised of more than 20,500 acres (8,333 ha), including 18,783 acres (7,601 ha) of patented mining claims.
The 2024 Trixie MRE incorporated an additional 1,674 underground chip samples over 1,678 m (5,507 ft) of underground development, and 7,385 m of drilling (24,229 ft) in 122 holes completed by the Company since the release of the Initial Trixie MRE, with an effective date of January 10, 2023. The 2024 Trixie MRE includes Inferred Mineral Resources which have had insufficient work to classify them as Indicated mineral resources. It is uncertain but reasonably expected that inferred mineral resources could be upgraded to Indicated mineral resources with continued exploration.

	2024 Trixie MRE Statement
			Contained		Contained
	Tonnes	Au Grade	Gold	Ag Grade	Silver
Classification	(000's)	(g/t)	(000's oz)	(g/t)	(000's oz)
Measured	120	27.36	105	61.73	238
Indicated	125	11.17	45	59.89	240
Measured and Indicated	245	19.11	150	60.8	478
Inferred	202	7.8	51	48.55	315
Table Notes:
1.    Effective date of the 2024 Trixie MRE is March 14, 2024.
2.    Each of Mr. William Lewis, P.Geo., of Micon International Limited and Alan J. San Martin, MAusIMM(CP), of Micon International Limited (i) has reviewed and validated the 2024 Trixie MRE, (ii) is considered to be independent of the Company for purposes of Section 1.5 of NI 43-101, and (iii) is a "qualified person" within the meaning of NI 43-101.
3.    The mineral resources estimate follows the 2014 CIM Definition Standards on Mineral Resources and Reserves and the 2019 CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines.

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

4.    Mineral resources are reported when they are within potentially mineable shapes derived from a stope optimizer algorithm, assuming an underground longhole stoping mining method with stopes of 6.1 m x 6.1 m x minimum 1.5 m dimensions.
5.    Mineral resources that are not mineral reserves do not have demonstrated economic viability.
6.    Geologic modelling was completed by Osisko Gold Group modeling geologist Jody Laing, P.Geo, using Leapfrog Geo software. The 2024 Trixie MRE was completed by Osisko Gold Group chief resource geologist, Daniel Downton, P.Geo using Datamine Studio RM 2.0 software. William Lewis and Alan J. San Martin of Micon International Limited independently reviewed and validated the mineral resource model.
7.    The estimate is reported for an underground mining scenario and with USD assumptions. The cut-off grade of 4.32 g/t Au was calculated using a gold price of US$1,750/oz, a CAD: USD exchange rate of 1.3; total mining, processing and G&A costs of US$168.04/imperial ton; a refining cost of US$2.65/ounce; a combined royalty of 4.50%; and an average metallurgical gold recovery of 80%.
8.    The stope optimizer algorithm evaluated the resources based on a gold equivalent grade which incorporates the silver grade estimate and assumes a silver price of US$23/oz and metallurgical silver recovery of 45%.
9.    Average bulk density values in the mineralized domains were assigned to the T2 (2.955 T/m3), T3 (2.638 T/m3), T4 (2.618 T/m3), Wild Cat, and 40 Fault (2.621 T/m3), and 75-85 (2.617 T/m3) domains.
10.    Inverse Distance Squared interpolation method was used with a parent block size of 1.2 m x 2.4 m x 2.4 m.
11.    The 2024 Trixie MRE results are presented in-situ. Calculations used metric units (metres, tonnes, g/t). The number of tonnes is rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects.
12.    Neither the Company nor Micon International Limited's qualified persons are aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the mineral resource estimate other than disclosed in the 2024 Trixie MRE.

5.2.3. Sustainability Activities
The following are a few sustainability highlights from the Company’s Tintic project:
•Community Support: Supported local emergency response capabilities through the donation of a water truck to the local fire station, strengthening firefighting resources available to the surrounding community.
•Emergency Response and Wildfire Support: Assisted local firefighting and emergency response teams during the June 2026 Iron Fire by providing access to TCM equipment and resources to support emergency response efforts.
•Mine Rescue and Emergency Preparedness: Established a TCM Mine Rescue Team to strengthen on-site emergency response capabilities and support emergency preparedness and mutual assistance efforts with neighboring mining operations.
•Environmental Protection – Wildlife Management: Installed bird deterrent systems around the heap leach facility to reduce potential wildlife exposure to operational areas.
•Environmental Monitoring and Infrastructure Reliability: Implemented automated leak detection pumping systems and data logging capabilities to improve system reliability and support ongoing environmental monitoring.
•Industry Engagement and Leadership: Maintained active participation and leadership in the Utah Mining Association (UMA), Women in Mining (WIM) National Committee, and the Society for Mining, Metallurgy & Exploration (SME), including sponsorship of UMA industry events, supporting industry collaboration, professional development, and mining education.
•Stakeholder and Community Relations: Continued engagement with local stakeholders, businesses, contractors, and service providers to strengthen relationships, encourage local participation, and maintain open communication regarding the Tintic Project.
•University Research Collaboration: Continued collaboration with the University of Utah's Energy & Geoscience Institute (EGI), supporting research initiatives, technical knowledge sharing, and geological understanding.
•Mining Education and Career Awareness: Collaborated with Brigham Young University (BYU) on an educational video highlighting careers in geology and participated in a student engagement session at the Utah Geological Survey Core Research Center to promote awareness of geoscience and mining-related career opportunities.
5.2.4. Acquisition of Tintic

On May 27, 2022, Osisko Gold Group acquired 100% of Tintic through the purchase of: (i) IG Tintic's direct 75% ownership in Tintic; and (ii) all issued and outstanding stock of Chief Consolidated Mining Company ("Chief"). Immediately following the closing of the transaction, Chief completed a merger with a newly formed subsidiary of the Company (the "Merger"), such that, following completion of the Merger, Chief is now owned by the Company. The total consideration to the vendors in the aggregate amount of approximately US$156.6 million ($199.5 million), was comprised of: (i) cash

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

payments of approximately US$58.7 million ($74.7 million), (ii) the issuance to the sellers of convertible instruments amounting to $10.8 million (iii) the issuance of 12,049,449 Common Shares, and (iv) deferred consideration and contingent payments fair valued at $15.1 million.
The deferred payments consisted of, (i) an amount of US$12.5 million payable in equal instalments annually over five years in cash or shares at the Company's election; (ii) two 1% NSR royalty grants, each with a 50% buyback right in favour of the Company for US$7.5 million which is exercisable within 5 years; (iii) a right to receive the financial equivalent of 10% of the net smelter returns from stockpiled mineralized material extracted from the Tintic Project since January 1, 2018 and sitting on surface; and (iv) US$10 million contingent upon commencement of production at the Burgin Mine.
With the completion of the transaction, the Company acquired 100% ownership of the producing Trixie test mine, as well as mineral claims covering more than 17,000 acres in Central Utah's historic Tintic Mining District.

6. FINANCIAL PERFORMANCE

Consolidated statements of income (loss)
The following table presents summarized statements of income (loss) for the three and nine months ended September 30, 2026 and 2025 (in thousands of dollars). The comparative periods were adjusted to exclude Sapuchi operations presented as discontinued activities (refer to Section 14— Discontinued Operations for more details):

		Three Months Ended September 30,		Nine Months Ended September 30,
		2026	2025	2026	2025
		$	$	$	$
Revenue	(a)	19,347	4,409	54,287	11,268
Operating expenses
Cost of sales	(a)	(9,890)	(2,962)	(22,590)	(7,037)
Other operating costs	(b)	3,919	(28,253)	533	(48,742)
General and administrative	(c)	(9,603)	(6,426)	(29,539)	(20,088)
Impairment of assets	(d)	—	—	(493)	(25,793)
Operating income (loss)		3,773	(33,232)	2,198	(90,392)
Other income (expense), net	(e)	(58,397)	(108,178)	94,076	(130,716)
Income (loss) before income taxes		(54,624)	(141,410)	96,274	(221,108)
Income tax recovery		(3,055)	149	(2,629)	405
Net income (loss) from continuing activities		(57,679)	(141,261)	93,645	(220,703)
Net income (loss) from discontinued activities		—	(9,021)	28,001	(14,313)
Net income (loss)		(57,679)	(150,282)	121,646	(235,016)

Continuing activities
(a) For the three and nine months ended September 30, 2026, the Company recognized, respectively, $19.3 million and $54.3 million in revenue. In comparison, for the three and nine months ended September 30, 2025, the Company recognized $4.4 million in revenue and $11.3 million in revenue. The increase in revenue in Q3 2026 compared to Q3 2025 was primarily attributable to gold sales from the Tintic Project, from direct shipping of mineralized material.
(a) Costs of sales amounting to $9.9 million and $22.6 million were recognized respectively in the consolidated statement of income (loss) for the three and nine months ended September 30, 2026 ($3.0 million and $7.0 million for the three and nine months ended September 30, 2025, respectively). Costs of sales in 2026 were significantly higher in 2026 mainly driven by the increase in Tintic gold sales.

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

(b) For the three and nine months ended September 30, 2026, other operating income amounted respectively to $3.9 million and $0.5 million (2025 – other operating costs $28.3 million and $48.7 million). The 2025 costs were primarily driven by the $23.7 million environmental rehabilitation obligation initially recognized in Q3 2025 in respect of reclamation costs not associated with any recognized asset. Subsequent to initial recognition, this obligation is remeasured each quarter, with changes in value driven by updates to the assumptions used in the underlying valuation model. The other operating costs recorded in Q3 2026 and the nine months ended September 30, 2026 reflect the net favourable impact of these quarterly remeasurements on the carrying value of the obligation.
(c) General and administrative expenses totalled $9.6 million and $29.5 million for the three and nine months ended September 30, 2026 (2025 – $6.4 million and $20.1 million), including $1.7 million and $4.6 million, respectively, in share-based compensation expense (2025 – $1.0 million and 2.8 million), $2.9 million and 10.0 million, respectively, in salaries and benefits (2025 – $2.1 million and 6.3 million) and $4.9 million and 14.9 million, respectively, of administrative expenses (2025 – $3.3 million and 11.1 million) such as insurance and legal and other consulting fees.

(d) For the three and nine months ended September 30, 2026, impairment charges were nil and $0.5 million (2025 – nil and $25.8 million). The impairment in Q1 2025 related mainly to the QR Mill.
(e) For the three and nine months ended September 30, 2026, other net (expense) income, amounted to $(58.4) million and $94.1 million respectively (2025 – other net expense of $108.2 million and $130.7 million, respectively). For the three months ended September 30, 2026, the improvement compared to 2025 was primarily driven by a significantly smaller loss on the change in fair value of the warrant liability of $25.6 million, compared to $111.3 million in Q3 2025, partially offset by a significant increase in finance costs and accretion expense of $31.8 million (2025 – $1.4 million), primarily reflecting the $20.9 million loss on extinguishment of debt recognized upon the repayment of the 2025 Financing Facility, as well as fees incurred in connection with the amendment of the Appian credit facility. For the nine months ended September 30, 2026, the swing to net income was primarily driven by a gain on the change in fair value of the warrant liability of $94.3 million (2025 – loss of $135.2 million) and an $18.5 million gain on the change in fair value of derivative instruments related to the Convertible Notes (2025 – nil), These were partially offset by higher finance costs and accretion expense of $36.3 million (2025 – $5.5 million), driven by the same factors noted above.

(e) The increase also reflects higher interest income and income from flow-through shares in 2026 relative to the prior-year period, as well as a gain on disposal of the Sapuchi project, which is presented within discontinued activities. Refer to Section 14— Discontinued Operations of this MD&A for further details.

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

7. CASH FLOWS
The following table summarizes the cash flows (in thousands of dollars). The relevant comparative period was adjusted to exclude Sapuchi operations presented as discontinued activities (refer to Section 14— Discontinued Operations for more details):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Cash flows from continuing operations
Operations	(5,435)	1,615	8,091	(34,082)
Working capital items	14,965	(4,234)	(5,792)	937
Operating activities from continuing operations	9,530	(2,619)	2,299	(33,145)
Investing activities	(820,716)	(8,480)	(990,708)	(36,174)
Financing activities	712,579	369,381	1,280,737	366,629
Change in cash and cash equivalents from continuing operations	(98,607)	358,282	292,328	297,310
Change in cash from discontinued operations	—	(1,246)	190	(3,820)
Effects of exchange rate on changes on cash and cash equivalents	(4,967)	(1,983)	19,620	1,208
Increase in cash and cash equivalents	(103,574)	355,053	312,138	294,698
Cash balance related to asset held for sale	—	—	(719)	—
Cash and cash equivalents – beginning of period	837,276	46,298	422,283	106,653
Cash and cash equivalents – end of period	733,702	401,351	733,702	401,351
7.1. Three months ended September 30, 2026 and 2025
Continuing activities
Operating Activities
The net cash flows provided by operating activities from continuing activities in Q3 2026 amounted to $9.5 million, compared to cash flows used in operating activities from continuing activities of $2.6 million in Q3 2025. The cash inflow is primarily due to the increase in revenue as discussed in Section 3— HIGHLIGHTS: Q3 2026.

Investing Activities
Cash flows used in investing activities from continuing activities amounted to $820.7 million in Q3 2026, compared to $8.5 million in Q3 2025. The increase reflects the funding of restricted cash into the Segregated Accounts related to the Senior Secured Notes, combined with the ramp-up of operations at the Cariboo Gold Project and exploration activities, as discussed in Section 3— HIGHLIGHTS: Q3 2026.

Financing Activities
Net cash inflows provided by financing activities from continuing activities amounted to $712.6 million in Q3 2026, compared to $369.4 million in Q3 2025. The increase is primarily attributable to the proceeds from the Senior Secured Notes offering completed on September 30, 2026, which made up most of the $856.9 million of long-term debt drawdowns in the quarter. In comparison, financing inflows in Q3 2025 mainly comprised $280.4 million of proceeds from the 2025 August Private Placement and the $137.2 million initial drawdown under the 2025 Financing Facility with Appian. In Q3 2026, financing inflows also included $42.3 million received from an equity financing not yet issued. These were partially offset by the repayment of US$120.8 million ($171.4 million) to repay and terminate the 2025 Financing Facility, and by $14.0 million of share issue expenses and financing fees.

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

7.2. Nine Months Ended September 30, 2026 and 2025
Continuing activities
Operating Activities
The net cash flows provided by operating activities from continuing activities for the nine months ended September 30, 2026 amounted to $2.3 million, compared to cash flows used in operating activities from continuing activities of $33.1 million in 2025. The cash inflow is primarily due to the increase in revenue as discussed in Section 3— HIGHLIGHTS: Q3 2026.

Investing Activities
Cash flows used in investing activities from continuing activities amounted to $990.7 million during the nine months ended September 30, 2026, compared to $36.2 million in 2025. The increase is primarily due to the ramp-up of construction at the Cariboo Gold Project as discussed in Section 3— HIGHLIGHTS: Q3 2026.

Financing Activities
Net cash inflows provided by financing activities from continuing activities amounted to $1,280.7 million during the nine months ended September 30, 2026, compared to cash outflows of $366.6 million in the equivalent period in 2025. The increase in cash inflows during 2026 is due to the proceeds from the February 2026 Offering, the Convertible Notes offering, the exercise of warrants, and the partial proceeds from the Senior Secured Notes offering, partially offset by the repayment of the 2025 Financing Facility and transaction costs, as discussed in Section 3— HIGHLIGHTS: Q3 2026.

7.3. Liquidity and Capital Resources
As at September 30, 2026, the Company has a positive working capital and adjusted working capital(1) of $753.4 million and $927.4 million, respectively. Working capital includes restricted cash of $322.8 million, representing the current portion of the amounts held in the Segregated Accounts established in connection with the Senior Secured Notes offering, which closed on September 30, 2026 and subscription proceeds received in advance related to the Trafigura Equity Investment. The remaining balance of $368.4 million held in the Segregated Accounts is classified as a non-current asset, as such funds are not expected to be drawn within the next twelve months under the disbursement schedule. The Company also has an accumulated deficit of $645.7 million, recorded net income from continuing activities of $93.6 million and cash flows provided by operating activities of $2.5 million for the nine months ended September 30, 2026.
The Company has yet to generate positive cash flows from the Cariboo Gold Project. Following the closing of the Senior Secured Notes and the repayment and termination of the 2025 Financing Facility with Appian, the Company's total principal amount of debt outstanding consists of US$600.0 million of Senior Secured Notes maturing October 1, 2031 and US$300.0 million of Convertible Notes maturing June 15, 2031, together with equipment financings. Current liabilities include the warrant liability and the embedded derivative liability relating to the Convertible Notes, which are classified as current due to their conversion and exercise features; these liabilities do not entail liquidity risk, as there are no circumstances in which the Company would be required to pay cash upon exercise or expiry of the warrants, and the Company may elect to settle conversions of the Convertible Notes in Common Shares.

Source of Capital[1]	C$ mm	US$ mm	Uses of Capital	C$ mm	US$ mm
Cash and cash equivalent	$734	$517	Go-forward Capital Obligation[4]	$907	$639
Marketable securities (Equity book)	$77	$54	Debt service, financing, other, net[5]	$311	$219
Segregated Accounts[2]	$691	$487	Exploration Expenditures[6]	$83	$59
Offtake Prepay Facility[3]	$166	$117	Corporate G&A	$55	$39
Total Sources	$1,668	$1,176	Total Uses	$1,356	$956
(1) Refer to section "Non-IFRS Financial Measures".

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

Table Notes:
1.All amounts are as of September 30, 2026, and using an exchange rate of USD/CAD $1.42.
2.Segregated Accounts include amounts held in the disbursement and interest reserve accounts related to the Convertible Senior Secured Notes offering.
3.Definitive agreements related to the potential Offtake Prepay facility are expected to be finalized in Q4 2026.
4.Go-Forward Capital Obligation Estimate as disclosed in section above in the "Go-Forward Capital Obligation Estimate".
5.Debt Service, financing, other, net includes outstanding interest payable until commercial production as disclosed in the press release dated September 30, 2026 "Osisko Gold Completes US$600 Million Aggregate Principal Amount of 9.25% Senior Secured Notes Offering."
6.Exploration expenditure is the remaining use of proceeds to be expended on exploration activity as defined above in the Conversion & Exploration update, and related to the 2026 Shelf Prospectus offering. The Company may, at its own election and subject to sufficient capital being available, allocate additional resources to future exploration and conversion activities.
In assessing whether a going concern assumption is appropriate, management considers all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Based on its working capital and adjusted working capital positions as at September 30, 2026, including the net proceeds of the Senior Secured Notes held in the segregated accounts, management believes that the Company has sufficient liquidity to meet its obligations, commitments and forecasted expenditures through at least the next twelve months from the date of issuance of this MD&A. The Senior Secured Notes, the Convertible Notes, the Trafigura Equity Investment, the Company's marketable securities and, once finalized, the Prepay Facility and equipment financing together constitute the Company’s financing package for the Cariboo Gold Project. As long as the Company is able to satisfy the conditions for disbursement from the segregated disbursement account and enters into the Prepay Facility and equipment financing on the terms contemplated, the Company anticipates that the proceeds from its financing package, together with its marketable securities and any proceeds from the potential exercise of outstanding warrants (the exercise of which is at the discretion of the holders), will be sufficient to fund its capital requirements up to the achievement of commercial production at the Cariboo Gold Project. In the event that the financing package is insufficient to complete the construction and commissioning of the Cariboo Gold Project, including as a result of cost overruns or delays, the Company will be required to obtain additional financing, which may be completed in several ways including, but not limited to, a combination of asset sales, selling investments from its existing portfolio, offtake or royalty financing, equity financing, equipment financing and other capital market alternatives, subject to the restrictions under the indenture governing the Senior Secured Notes and the consent rights of OR Royalties under the Royalty Purchase Agreement. However, there can be no assurance that the Company will be able to obtain adequate financing in the future, or on terms favourable to the Company. Following the achievement of commercial production, the Company expects to generate sufficient cash flows from the Cariboo Gold Project to meet its capital commitments and obligations, including debt service, and to fund its planned expenditures.
The Company's debt maturities are concentrated in 2031, with the Convertible Notes maturing on June 15, 2031 and the Senior Secured Notes maturing on October 1, 2031. Annual cash interest on the Senior Secured Notes is approximately US$55.5 million (9.250% on US$600 million), with the first five interest payments pre-funded through the segregated interest reserve account, and annual cash interest on the Convertible Notes is approximately US$12.4 million (4.125% on US$300 million). Management intends to manage these maturities through cash flows from operations following commercial production, the Company's ability to settle conversions of the Convertible Notes in Common Shares, cash or a combination thereof, and refinancing, which may include optional redemption of the Senior Secured Notes on or after October 1, 2028 (or earlier in the limited circumstances described in Section— 8.2 Financings). Significant variations in liquidity and capital resources for the three months ended September 30, 2026, are explained under Section 7— Cash Flows. See Section 16— Risks & Uncertainties of this MD&A for more details.

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

8. FINANCIAL POSITION

(in thousands of dollars)	September 30, 2026	December 31, 2025	Variance (%)
	$	$
Cash and cash equivalents	733,702	422,283	74%
Amounts receivable	21,431	9,357	129%
Restricted cash - Current	322,779	—	—%
Inventories	9,795	7,845	25%
Other current assets	4,342	2,803	55%
Derivative Asset	51,788	—	—%
Assets classified as held for sale	—	37,523	(100)%
Total Current Assets	1,143,837	479,811	138%

Investment in associates	16,480	15,092	9%
Other investments	37,394	15,496	141%
Mining interests and property, plant and equipment	963,635	644,326	50%
Exploration and evaluation	136,950	89,635	53%
Restricted cash - Non-Current	368,406	—	—%
Other assets	42,967	17,914	140%
Total Assets	2,709,669	1,262,274	115%

Total Current Liabilities	390,465	331,851	18%
Long-term debt and lease liabilities	1,126,782	137,786	718%
Deferred consideration and contingent payments	2,431	5,364	(55)%
Contract liability	4,067	4,041	1%
Flow-through premium liability	3,355	8,334	(60)%
Environmental rehabilitation provision	120,402	92,209	31%
Total Liabilities	1,647,502	579,585	184%

Total Equity	1,062,167	682,689	56%
Total Liabilities and Equity	2,709,669	1,262,274	115%

The Company's cash and cash equivalents balance on September 30, 2026 increased from the amount held on December 31, 2025, as described in Section 7— Cash Flows. The increase in cash and cash equivalents in 2026 is mainly due to the gross proceeds from the February 2026 Offering totalling $196.3 million, the exercise of warrants with proceeds of $38.8 million and the gross proceeds from the Convertible Notes totaling $414.3 million, partially offset financing fees and by the construction spending at Cariboo Gold Project and general and administrative expenses.

Accounts receivable increased primarily due to the gold sales receivable from the Tintic Project.

The restricted cash of $691.2 million (December 31, 2025 – nil) represents the portion of the net proceeds from the Senior Secured Notes offering, which closed on September 30, 2026, held in the Segregated Accounts established in connection with that offering and the proceeds from the Trafigura Equity Investment. Of this amount, $322.8 million is classified as current, representing amounts expected to be disbursed within the next twelve months, and $368.4 million is classified as non-current, reflecting amounts not expected to be accessible within the next twelve months based on the disbursement schedule. The rest of the current restricted cash includes an amount of $42.6 million (December 31, 2025 – nil), representing subscription proceeds received in advance related to the equity investment by Urion Investments Holdings Limited ("Urion"), an affiliate of Trafigura Canada Limited ("Trafigura"), which closed on October 9, 2026 (Note 16). The amount is translated at the closing foreign exchange rate as at September 30, 2026.

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

The increase in inventories is primarily attributable to the Cariboo Gold Project, where the ramp-up of underground development meters and the operation of the expanded Bonanza Ledge water treatment plant resulted in a higher level of supplies and materials inventory on hand as at September 30, 2026.

The Derivative Asset of $51.8 million (December 31, 2025 – nil) represents the fair value of the capped call derivative asset entered into in connection with the Convertible Notes offering completed in May 2026.

The increase in other investments is primarily attributable to the recognition of Axo shares received as consideration in connection with the disposal of the Company’s interest in the Sapuchi project in Q1 2026 (refer to Section 14— Discontinued Operations of this MD&A for further details).

Assets classified as held for sale decreased to nil at September 30, 2026, as the Sapuchi project sale was completed on January 27, 2026. Refer to Section 14— Discontinued Operations.

The increase in mining interests and property, plant and equipment is mainly due to the additions related to the Cariboo Gold Project underground development and the surface construction activities.

The increase in exploration and evaluation assets is mainly due to additions from the regional surface exploration drilling at Proserpine, Yanks Peak and QR regional, the surface drilling at CGP Deep, the Lowhee Southeast and Mosquito Southeast gaps and the QR Mine surface drilling programs as well as the underground exploration drilling in the Lowhee zone.

Other assets increased primarily due to higher deposits related to prepayments for certain long-lead items for the Cariboo Gold Project.

The increase in current liabilities is primarily attributable to higher accounts payable and accrued liabilities reflecting the ramp-up of construction activities at the Cariboo Gold Project, a $42.3 million subscription received in advance representing the proceeds from the Trafigura Equity Investment received during Q3 2026, but closed subsequent to the reporting date on October 9, 2026, and the recognition of derivative liabilities related to the Convertible Notes, which had no comparable balance as at December 31, 2025. These increases were partially offset by a lower warrant liability balance compared to December 31, 2025

The increase in long-term debt is mainly due to the issuance of the Senior Secured Notes and the Convertible Notes and additions to mining equipment financings, partially offset by the repayment and termination of the 2025 Financing Facility.
The environmental rehabilitation provision increased from $99.1 million as at December 31, 2025 to $128.5 million as at September 30, 2026, primarily due to the recognition of new rehabilitation obligations in connection with the construction activities undertaken at the Cariboo Gold Project. The provision is remeasured each reporting period, with changes in the carrying value driven by updates to the assumptions used in the underlying valuation model, including discount rates and cost estimates.

8.1. Investment in associates and other investments
The Company's assets include a portfolio of shares, mainly of Canadian publicly traded exploration and development mining companies. The Company may, from time to time and without further notice except as required by law or regulations, increase or decrease its investments at its discretion.
Fair value of marketable securities
The following table presents the carrying value and fair value of the remaining investments in marketable securities as at September 30, 2026 and December 31, 2025 (in thousands of dollars):

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

	September 30, 2026		December 31, 2025
Investments and marketable securities	Carrying value[1]	Fair value[2]	Carrying value[1]	Fair value[2]
	$	$	$	$
Associates	16,480	39,599	15,092	29,173
Other	37,394	37,394	15,496	15,496
	53,874	76,993	30,588	44,669

Table Notes:
1.The carrying value corresponds to the amount recorded on the consolidated statement of financial position, which is the equity method for investments in associates and the fair value for the other investments, as per IFRS 9, Financial Instruments
2.The fair value corresponds to the quoted price of the investments on a recognized stock exchange or the share price of the most recent private placement for private companies, for the respective period.

Main Investments
The following table presents the main investments of the Company in marketable securities as at September 30, 2026:

Company	Number of Shares Held	Ownership
		%
Falco Resources Limited (associate)	56,715,240	16.0%

Falco Resources Limited
Falco Resource Limited (“Falco”)'s main asset is the Horne 5 gold project, for which the summarized results of an updated feasibility study were released on March 24, 2021. In January 2024, Falco announced that it had entered into an operating license and indemnity agreement (the "OLIA") with Glencore Canada Corporation (“Glencore”) pursuant to which, Glencore granted Falco, subject to terms and conditions contained in the OLIA, a license to utilize a portion of its lands in which Falco will use to develop and operate the Horne 5 gold project.
As at September 30, 2026, the Company holds 56,715,240 common shares of Falco, representing a 16.0% interest in Falco (15.9% as at December 31, 2025). The Company concluded that it exercises a significant influence over Falco and accounts for its investment using the equity method.
On March 3, 2025, Falco announced that it had received a letter from the Québec Ministry of Environment regarding its Horne 5 Project. The Ministry raised concerns about the air quality modeling submitted by Falco, specifically its compliance with section 197 of the Clean Air Regulations (“CAR”). The Ministry asserts that the project's atmospheric dispersion modeling does not conform to CAR and could increase contaminant concentrations in the air of Rouyn-Noranda. Falco disagrees, stating that their modeling shows minimal contributions to atmospheric emissions, well below regulatory limits.

The Ministry's interpretation of CAR could prevent the development of any project in regions where ambient air contaminants exceed regulatory limits. Additionally, the Ministry highlighted other environmental concerns, including the preservation of water quality and the location of mine tailings management facilities.

On January 21, 2026, Falco announced that it was advancing through the final stages of project environmental acceptability and towards the receipt of the Québec ministerial decree. Subsequently, on April 21, 2026, Falco announced the launch of a high-resolution heliborne magnetic survey over the western portion of its landholdings in the Noranda Mining Camp, following the identification of several priority exploration targets. On June 17, 2026, Falco announced the results of an updated feasibility study for the Horne 5 Project, reflecting a base case after-tax NPV 5% of $3.35 billion (up 244% from the 2021 study) and an after-tax IRR of 28.2%. Subsequently, on July 27, 2026, Falco filed the corresponding technical report under its profile on SEDAR+ (www.sedarplus.ca).

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

8.2. Financings
For a breakdown of the Company's use of proceeds, refer to Summary of Use of Proceeds from Prior Financings below.
Senior Secured Notes Offering
On September 30, 2026, the Company completed a private placement offering of US$600 million aggregate principal amount of Senior Secured Notes to qualified institutional buyers under Rule 144A and to non-U.S. persons under Regulation S, at an issue price of 100.0% (with the initial purchasers purchasing the Senior Secured Notes at 98.250% of their principal amount). The offering was upsized from the previously announced size of US$500 million. The Senior Secured Notes bear interest at 9.250% per annum, payable semi-annually in arrears on April 1 and October 1 of each year, commencing April 1, 2027, and mature on October 1, 2031. The Company may not redeem the Senior Secured Notes at its option prior to October 1, 2028, except: (i) at a redemption price equal to 100% of the principal amount plus an applicable make-whole premium; (ii) up to 40% of the aggregate principal amount at a redemption price of 109.25% with the net cash proceeds of certain equity offerings, provided that at least 50% of the aggregate principal amount of the Senior Secured Notes remains outstanding and the redemption occurs within 180 days of the closing of the equity offering; and (iii) up to 10% of the aggregate principal amount during each twelve-month period commencing on the issue date at a redemption price of 103.000%, in each case plus accrued and unpaid interest. On or after October 1, 2028, the Senior Secured Notes are redeemable at the redemption prices set out in the indenture. Upon a change of control, holders may require the Company to repurchase their Senior Secured Notes at 101% of their principal amount, and the Company may be required to offer to repurchase Senior Secured Notes at 100% of their principal amount with the net proceeds of certain asset sales, in each case plus accrued and unpaid interest. The Senior Secured Notes are fully and unconditionally guaranteed on a senior secured basis by certain of the Company's subsidiaries, which at closing consisted of Barkerville, and are secured by a first priority lien on substantially all of the present and after-acquired property of the Company and each guarantor, including the capital stock of Barkerville and certain other subsidiaries held by the Company and each guarantor, the Segregated Accounts, and personal and real property, including the Cariboo Gold Project, subject to certain exceptions. The capital stock and assets of certain excluded subsidiaries, including the subsidiaries that hold the Tintic Project and certain other non-core subsidiaries, do not form part of the collateral, provided that Barkerville and any subsidiary that owns, directly or indirectly, property relating to the Cariboo Gold Project may not be an excluded subsidiary.
The indenture contains restrictive covenants that, subject to a number of important exceptions and qualifications, limit the ability of the Company and its restricted subsidiaries to, among other things: incur additional indebtedness or issue disqualified stock or preferred stock; pay dividends, make other distributions or repurchase or redeem capital stock; prepay, redeem or repurchase certain subordinated debt; make loans and investments; sell, transfer or otherwise dispose of assets; incur or permit to exist certain liens; enter into transactions with affiliates; enter into agreements restricting the ability of restricted subsidiaries to pay dividends; and consolidate, amalgamate, merge or sell all or substantially all of the Company's assets. Certain baskets under these covenants are lower prior to the Completion Date (as defined below) and increase thereafter. The indenture does not contain financial maintenance covenants; the covenants are incurrence-based and certain of them are tied to fixed charge coverage, leverage and secured leverage ratio tests. Certain of the covenants will be suspended if the Senior Secured Notes are assigned an investment grade rating by two of three specified rating agencies and no default or event of default has occurred and is continuing, and will be reinstated if the Senior Secured Notes cease to have such ratings. The Company must report to the U.S. trustee on its compliance with these covenants within 120 days after the end of each fiscal year. The Company was in compliance with all covenants under the indenture as at September 30, 2026.
Funds in the disbursement account are released to the Company by the collateral agent in accordance with a disbursement schedule (beginning with a scheduled disbursement of up to approximately US$50.9 million on the first business day following the three-month anniversary of the issue date, with subsequent scheduled disbursements at three-month intervals through the twenty-fourth month anniversary of the issue date, when all remaining amounts become available) and are subject to the satisfaction of disbursement conditions, including that: (i) the funds will be used solely to pay construction and development costs of the Cariboo Gold Project in accordance with the Company's completion cost estimate; (ii) no default or event of default has occurred and is continuing or would result from the disbursement; (iii) all material permits required at that time have been obtained and remain in effect; (iv) no material adverse effect has occurred since the issue date; (v) the funds in the disbursement account, together with certain unrestricted cash and available undrawn commitments, are sufficient to pay all remaining costs required to achieve Completion; and (vi) at least 80% of prior disbursements have been applied to project costs. If a disbursement would cause aggregate disbursements

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

to exceed 110% of the construction and development costs set forth in the approved budget of US$717 million, an independent engineer must confirm that the funding sufficiency condition has been met. "Completion" means the first 60-day period in which the Cariboo Gold Project has produced at least 8,000 gold equivalent ounces, as certified by the Company and countersigned by the independent engineer (the "Completion Date"). On the Completion Date, provided no default or event of default has occurred and is continuing, the Segregated Accounts will be closed and any remaining funds released to the Company.
In connection with the offering, the Company, Barkerville, the trustees, the collateral agent and OR Royalties Inc. ("OR Royalties") entered into an intercreditor agreement dated September 30, 2026 (the "Intercreditor Agreement"). The Cariboo Gold Project is subject to a perpetual 5% net smelter return royalty held by OR Royalties under the second amended and restated royalty purchase agreement dated September 5, 2018 among OR Royalties and Barkerville, as amended March 1, 2024, July 21, 2025 and September 30, 2026 (the "Royalty Purchase Agreement"), which is secured by a debenture of not less than $150 million over all of the assets of Barkerville and supported by a parent guarantee from the Company and a pledge of the shares of Barkerville. Under the Intercreditor Agreement, the liens securing the royalty obligations are subordinated to the liens securing the Senior Secured Notes; however, ordinary course royalty payments continue to be treated as an operating expense of Barkerville and are not subordinated in right of payment. The Intercreditor Agreement also restricts any transfer of the Cariboo Gold Project or the shares of Barkerville on enforcement unless the transferee assumes the royalty obligations, and limits amendments to the indenture that would increase the principal amount of the Senior Secured Notes above US$600 million or increase the interest rate without the consent of OR Royalties.
Net proceeds were approximately US$577.0 million after the initial purchasers' discounts and commissions and estimated offering expenses, and were used to: (i) repay all amounts outstanding and terminate all commitments under the 2025 Financing Facility (approximately US$120.8 million); (ii) fund a segregated interest reserve account in an amount equal to the cash interest accruing on the Senior Secured Notes from the issue date to April 1, 2029 (being the first five interest payments on the Senior Secured Notes; and (iii) fund, with the remaining net proceeds, a segregated disbursement account to advance the Cariboo Gold Project. If the Completion Date has not occurred on or prior to September 30, 2029, the Company is required to deposit additional amounts in the interest reserve account equal to the cash interest accruing for the following interest period, and to continue doing so for each subsequent interest period until the Completion Date. As the Senior Secured Notes are denominated in U.S. dollars, they are a foreign currency financial liability measured at amortized cost using the effective interest method, with foreign exchange gains and losses recognized in net income (loss) each period. Transaction costs of US$23.0 million ($32.7 million) have been netted against the carrying amount. The Convertible Notes are general senior unsecured obligations of the Company and therefore rank effectively junior to the Senior Secured Notes to the extent of the value of the collateral securing the Senior Secured Notes.
Trafigura Equity Investment, Offtake and Proposed Prepay Facility
On September 14, 2026, the Company entered into a subscription agreement with Urion for the Trafigura Equity Investment of 9,554,141 Common Shares at US$3.14 per Common Share, representing a 10% premium to the five-day volume weighted average price on the TSXV prior to signing, which closed on October 9, 2026 for gross proceeds of approximately US$30 million. Barkerville also entered into the Offtake Agreements with Trafigura, under which deliveries are expected to commence upon first gold pour at prices that incorporate prevailing London Bullion Market Association prices less standard treatment and refining charges. The non-binding terms for the Prepay Facility contemplate a subordinated security interest against the assets of Barkerville, a three-year availability period, a minimum five-year maturity, an interest rate of SOFR plus 6.00% and no financial maintenance covenants. There is no assurance that definitive documentation for the Prepay Facility will be entered into on the terms currently contemplated or at all.
Convertible Senior Notes Offering
In May 2026, the Company issued US$300 million ($414.3 million) of convertible senior notes (the “Convertible Notes”). The Company received net proceeds of $393.8 million after commissions, fees and transaction costs of US$14.8 million ($20.5 million). The transaction costs are included in the amortized value of the host contract and amortized over the life of the Convertible Notes using the effective interest method. The Convertible Notes pay interest semi-annually at a rate of 4.125% per annum commencing on December 15, 2026, and mature on June 15, 2031. The holders of the Convertible Notes may convert their Convertible Notes in Common Shares, cash or a combination thereof at the Company’s discretion, under the following circumstances: (1) the closing sale price of the Company’s Common Shares exceeds 130% of the conversion price of US$3.68 per Common Share for at least 20 trading days in the 30 consecutive trading days

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

ending on the last trading day of the immediately preceding quarter, and only in the following quarter (the “Share Price Threshold”); (2) the trading price per $1,000 principal amount of the Convertible Notes is equal to or less than 98% of the product of the closing sale price of the Company’s Common Shares and the applicable conversion rate; (3) the Convertible Notes are called for redemption by the Company; (4) upon occurrence of certain specified corporate events; or (5) on or after March 1, 2031. The conversion rate is approximately 272.11 Common Shares per US$1,000 principal amount of Convertible Notes which represents a conversion price of approximately US$3.68 per Common Share. Upon conversion the Company may settle the obligation, at its sole discretion, in either Common Shares, in cash at an equivalent value or in a combination of both.
Double Zero Capital, LP, a shareholder of the Company, participated in the Convertible Notes offering acquiring US$50.0 million aggregate principal amount of the Convertible Notes. Following this transaction, Double Zero held, directly or indirectly, Common Shares, warrants and Convertible Notes representing approximately 15.38% of the issued and outstanding Common Shares on a non-diluted basis as of the date of this MD&A. In connection with the Convertible Notes offering, 1,279,536 broker warrants were issued to certain of the initial purchasers and are classified as a liability within the warrant liability balance. As at September 30, 2026, the carrying value of the host debt, which continues to be amortized using the effective interest rate of 11.79%, was $295.3 million (June 30, 2026 – $290.1 million), the embedded derivative liability (Level 3) was $93.4 million (June 30, 2026 – $85.4 million) and the capped call derivative asset (Level 3) was $51.8 million (June 30, 2026 – $45.5 million), with changes in fair value of $(1.8) million recognized in net income (loss) in Q3 2026, reflecting changes in the Company's share price, volatility and credit spread assumptions, including a share price of US$2.82, an expected volatility of 58.2%, based on volatility data provided by an independent third-party pricing service and a traded debt price of $109.6, together with the translation of these U.S. dollar-denominated balances at the period-end exchange rate. The Share Price Threshold was not met during the quarter ended September 30, 2026 and, accordingly, the Convertible Notes are not convertible at the option of holders under this condition during Q4 2026.
2026 Bought Deal
On February 3, 2026, the Company completed a prospectus offering of Common Shares (the “February 2026 Offering”). The February 2026 Offering was completed on a "bought deal" basis, pursuant to an underwriting agreement dated January 27, 2026, among the Company and a syndicate of underwriters comprising National Bank Capital Markets, RBC Capital Markets and Cantor, as co-lead underwriters and co-book runners, and BMO Capital Markets (collectively, the "Underwriters"). Pursuant to the February 2026 Offering, the Company issued an aggregate of 40,607,650 Common Shares at a price of US$3.54 per Common Share for aggregate gross proceeds of approximately US$143.8 million (C$196.3 million), including the exercise in full by the Underwriters of their over-allotment option.
Prior years’ financings
2025 October Private Placement
On October 29, 2025, the Company completed a private placement offering of 15,409,798 Common Shares for aggregate gross proceeds of approximately $82.5 million. The offering is comprised of the following issuances:
•    LIFE Offering: issuances made pursuant to the "listed issuer financing exemption" available under Part 5A of National Instrument 45-106 – Prospectus Exemptions ("NI 45-106"), as amended by Coordinated Blanket Order 45-935 – Exemptions from Certain Conditions of the Listed Issuer Financing Exemption in each of the provinces and territories of Canada, in three tranches:
•2,990,000 Common Shares that qualified as "flow-through shares" ("FT Shares") within the meaning of subsection 66(15) of the Income Tax Act (Canada) (the "Tax Act") at a price of C$6.69 per FT Share for gross proceeds of approximately $20.0 million;
•1,444,000 Common Shares to certain eligible British Columbia resident subscribers (the "BC FT Shares") that qualified as "flow-through shares" within the meaning of subsection 66(15) of the Tax Act at a price of C$6.93 per BC FT Share for gross proceeds of approximately $10.0 million; and
•4,182,000 Common Shares at a price of $4.78 per Common Share for gross proceeds of approximately $20.0 million.

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

•    Concurrent Private Placement: 6,793,798 Common Shares at a price of C$4.78 per Common Share for gross proceeds of approximately $32.5 million.
2025 August Private Placement
On August 15, 2025, the Company completed a “bought deal” brokered private placement of 58,560,000 units of the Company at a price of US$2.05 per unit for aggregate gross proceeds of US$120.0 million (the “2025 August Brokered Private Placement”). Concurrently with the brokered private placement, the Company completed a non-brokered private placement of 40,505,330 units at a price of US$2.05 for aggregate gross proceeds of approximately US$83.0 million (the “2025 August Non-Brokered Private Placement” and, together with the 2025 August Brokered Private Placement, the “2025 August Private Placement”). Each unit consists of one Common Share and one-half of one Common Share purchase warrant of the Company. Each whole warrant entitles the holder to acquire one Common Share at an exercise price of US$2.56 for a period of 24 months following the closing date. At any time following the 15-month anniversary of the closing date, if the closing price of the Common Shares exceeds the exercise price for 20 or more consecutive trading days, the Company may, within 10 days following such occurrence, deliver a notice to the holders thereof accelerating the expiry date of the warrants to a date that is 30 days after the date of such notice.
2025 Financing Facility
On July 21, 2025, the Company entered into a credit agreement with Appian with respect to a senior secured project loan credit facility totalling US$450 million for the development and construction of the Cariboo Gold Project (the “2025 Financing Facility”). On July 21, 2025, an initial draw of US$100.0 million ($137.2 million) was completed. On September 30, 2026, all amounts outstanding under the 2025 Financing Facility were repaid and all commitments, including the US$350.0 million of undrawn subsequent draws, were terminated using a portion of the net proceeds of the Senior Secured Notes (refer to Senior Secured Notes Offering above).
For details on prior offerings from 2023 and 2024, of which there are no remaining proceeds, please refer to the Company's public disclosure on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile.
Summary of Use of Proceeds from Prior Financings
As at September 30, 2026 (in millions of dollars)

Description	Prior / Current Disclosure(1)	Actual Spent	Remaining

2026 – Senior Secured Notes	$818.6	$171.4	$647.2
Construction activities - CGP & Interest repayments		$0.0
Debt repayment		$171.4
2026 – Convertible Senior Notes	$393.8	$35.1	$358.7
Construction & exploration activities - CGP & Corporate G&A		35.1
2026 – Bought Deal	$196.3	$26.4	$169.9
Infill conversion drilling & at depth exploration - Cariboo Gold Project		26.4
2025 - October Private Placement	$82.5	$17.9	$64.6
Construction & exploration activities - Cariboo Gold Project & Corporate G&A		$17.9
2025 - August Brokered Private Placement	$165.7	$25.5	$140.2
Construction activities - Cariboo Gold Project & Corporate G&A		$25.5
2025 - August Non-Brokered Private Placement	$114.6	$114.6	$ nil
Construction activities - Cariboo Gold Project & Corporate G&A		$114.6
2025 - Financing Facility	$137.2	$137.2	$ nil
Construction activities - Cariboo Gold Project		$103.0
Debt repayment		$34.2
2024 – Brokered Private Placement	$80.0	$80.0	$ nil
Corporate G&A & working capital		$51.8
Debt repayment		$28.2

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

Table Notes:
1Amounts presented are on a gross basis.
2On March 1, 2024, Barkerville, as borrower, and the Company, as guarantor, entered into a US$50 million delayed draw term loan with National Bank of Canada, as lender and administrative agent, and National Bank Financial Markets, as mandated lead arranger and sole bookrunner (the "Credit Facility"). As outlined above, the outstanding US$25 million under the Credit Facility was repaid using a portion of the initial US$100 million draw under the 2025 Financing Facility with Appian.

9. SUMMARY OF QUARTERLY RESULTS
Selected financial results for the previous quarters reported, which have been derived from the financial statements prepared in accordance with IFRS are shown in the table below (in thousands of dollars, except per share amounts):

	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024
Revenues	19,347	32,726	2,214	24,210	4,409	6,859	—	—
Net income (loss)	(57,679)	119,107	60,218	66,004	(150,282)	(47,404)	(37,330)	(15,812)
Net income (loss) per share	(0.19)	0.39	0.21	0.26	(0.80)	(0.35)	(0.27)	(0.13)
Net income (loss) diluted per share	(0.19)	0.21	0.19	0.24	(0.80)	(0.35)	(0.27)	(0.13)

Net income (loss) is derived from revenues after deducting cost of sales, other operating costs, and general and administrative expenses. Beyond these operating items, net income (loss) is significantly influenced by several non-cash or non-recurring items. Changes in the fair value of warrant liabilities and changes in the fair value of derivative instruments create volatility quarter over quarter. In Q3 2026, a loss on extinguishment of debt of $20.9 million was recognized in connection with the refinancing of the 2025 Financing Facility, further impacting net income (loss) for the quarter. An impairment charge of $25.3 million related to the QR Mill, was recorded in Q1 2025. Collectively, these items explain a significant portion of the variance in net income (loss) across the periods presented above.

10. TRANSACTIONS BETWEEN RELATED PARTIES
Please refer to details on the related party transactions in Note 31 of the Company’s audited consolidated financial statements for the years ended December 31, 2025 and 2024. There were no significant changes during the nine months ended September 30, 2026, other than as follows. Double Zero, an insider of the Company holds US$50.0 million aggregate principal amount of the Convertible Notes following its participation in the Convertible Notes offering as described in Section— 8.2 Financings.

11. COMMITMENTS & CONTRACTUAL OBLIGATIONS
As of September 30, 2026, the Company had the following minimum contractual obligations and commitments (in thousands of dollars):

	Total(1)	Less than 1 year	1‑2 years	3-4 years	More than 5 years
Accounts payable and accrued liabilities	99,409	99,409	—	—	—
Lease obligations	4,671	2,424	1,967	187	93
Convertible Notes (principal and interest)	515,440	18,789	35,554	461,097	—
Senior Secured Notes (principal and interest)	1,245,216	39,809	157,487	157,487	890,433
Mining equipment financings	19,241	8,668	8,947	1,353	273
Deferred consideration(2) and contingent payments	6,385	3,547	2,838	—	—
Purchase obligations	4,560	4,560	—	—	—
Capital commitments	316,324	273,892	37,160	5,272	—
Total	2,211,246	451,098	243,953	625,396	890,799

Table Notes:
1.The timing of certain capital payments is estimated based on the forecasted timeline of the projects. Certain commitments can be canceled at the discretion of the Company with little or no financial impact.

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

2.The deferred consideration obligation of US$2.5 million ($3.5 million) can be settled in cash or by issuing the equivalent number of Common Shares at the applicable settlement dates.

The balance on flow-through financings not spent according to the restrictions imposed by the 2025 October Private Placement represents $12.1 million as at September 30, 2026 and is included in cash and cash equivalents. The Company is required to incur the related eligible exploration expenditures by December 31, 2026.

12. SEGMENTED DISCLOSURE
The Company operates under a single operating segment, being the acquisition, exploration and development of mineral properties. The assets related to the exploration, evaluation and development of mining projects are located in Canada (Barkerville) and in USA (Tintic) and are detailed as follow as at September 30, 2026 (in thousands of dollars):
Non-Current Assets

	Non-current Assets by Segment
	September 30, 2026
	Canada	USA	Total
	$	$	$
Other assets (non-current)	40,237	2,730	42,967
Non-current - Restricted cash	368,406	—	368,406
Mining interests and property, plant and equipment	906,770	56,865	963,635
Exploration and evaluation	50,123	86,827	136,950
Total non-current assets (excluding investments)	1,365,536	146,422	1,511,958

	Non-current Assets by Segment
	December 31, 2025
	Canada	USA	Total
	$	$	$
Other assets (non-current)	15,791	2,123	17,914
Mining interests and property, plant and equipment	588,776	55,550	644,326
Exploration and evaluation	6,091	83,544	89,635
Total non-current assets (excluding investments)	610,658	141,217	751,875

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

	Mining Interests and Property, Plant and Equipment by Segment
	September 30, 2026
	Canada	USA	Total
	$	$	$
Compensation	14,222	7,049	21,271
Exploration, including drilling	78,300	624	78,924
Consulting expenditures	89,693	2,541	92,234
Acquisition cost	258,152	169,175	427,327
Asset retirement obligation	70,951	2,527	73,478
Depreciation	16,081	(2,171)	13,910
Mining tax credits	(18,346)	—	(18,346)
Impairment	(84,344)	(160,484)	(244,828)
Other	164,782	20,709	185,491
Mining interest	589,491	39,970	629,461
Property, plant and equipment	317,279	16,895	334,174
Total	906,770	56,865	963,635

	Mining Interests and Property, Plant and Equipment by Segment
	December 31, 2025
	Canada	USA	Total
	$	$	$

Compensation	10,744	6,369	17,113
Exploration, including drilling	71,416	—	71,416
Consulting expenditures	86,437	1,006	87,443
Acquisition cost	258,152	169,175	427,327
Asset retirement obligation	37,959	3,465	41,424
Depreciation	10,785	1,867	12,652
Mining tax credits	(12,979)	—	(12,979)
Impairment	(84,344)	(160,484)	(244,828)
Other	87,934	17,886	105,820
Mining interest	466,104	39,284	505,388
Property, plant and equipment	122,673	16,265	138,938
Total	588,777	55,549	644,326

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

	Operating Results by Segment
	Canada	USA	Total
For the nine months ended September 30, 2026	$	$	$
Revenues	—	54,287	54,287
Cost of sales	—	(22,590)	(22,590)
Other operating costs	533	—	533
General and administrative	(28,388)	(1,151)	(29,539)
Impairment of assets	(493)	—	(493)
Operating (loss) income from continuing activities	(28,348)	30,546	2,198

	Canada	USA	Total
For the nine months ended September 30, 2025	$	$	$
Revenues	—	11,268	11,268
Cost of sales	—	(7,037)	(7,037)
Other operating costs	(44,364)	(4,378)	(48,742)
General and administrative	(17,961)	(2,127)	(20,088)
Impairment of assets	(25,793)	—	(25,793)
Operating loss from continuing activities	(88,118)	(2,274)	(90,392)

13. SHARE CAPITAL STRUCTURE
As of the date of this MD&A, the following number of Common Shares of the Company and other securities of the Company exercisable for Common Shares of the Company are outstanding:

Securities	Common shares on exercise
Common Shares	315,861,414
Stock options	6,057,998
RSUs	3,560,300
DSUs	1,064,926
Warrants	116,405,451
Fully diluted share capital	442,950,089
In addition, up to approximately 81.6 million Common Shares may be issuable upon conversion of the US$300 million aggregate principal amount of Convertible Notes at the initial conversion rate of 272.1088 Common Shares per US$1,000 principal amount, plus additional Common Shares in certain make-whole scenarios (subject to a maximum conversion rate of 340.136 Common Shares per US$1,000 principal amount), if the Company elects to settle conversions in Common Shares. The cash-settled capped call transactions are expected to offset potential economic dilution up to approximately US$5.88 per Common Share.

14. DISCONTINUED OPERATIONS
On January 27, 2026, the Company completed the sale of its 100% interest in the San Antonio Gold Project, held through Sapuchi Minera, to Axo. At closing, the Company received 15,325,841 common shares of Axo, representing 9.99% of Axo's outstanding shares on a non-diluted basis, as well as an additional 2,363,516 Axo common shares pursuant to an anti-dilution provision triggered by a qualifying financing. The Company is also entitled to certain contingent deferred payments in connection with the sale, including a cash payment equal to 70% of any Mexican VAT refund relating to periods ending on or before closing.

The fair value of the consideration received at disposal was estimated at approximately $15.6 million. This amount comprises $11.8 million attributable to the Axo common shares received at closing, measured based on Axo’s market

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

price on the closing date; $2.2 million related to the additional Axo shares issued pursuant to the qualifying financing anti‑dilution provision; and $1.6 million representing the Company’s estimated recoverable portion of Mexican VAT receivable associated with periods up to the closing date.

As a result of the closing, the assets and liabilities of the disposal group were derecognized from the Company’s consolidated statement of financial position.
The San Antonio Gold Project has been classified as a discontinued operation as it represents a separate geographical area of operations for the Company, located in Mexico, and its activities can be clearly distinguished operationally and for financial reporting purposes from the Company’s other operations.
Net income from discontinued operations includes (i) a loss of approximately $0.5 million generated by Sapuchi’s operating results up to the date of disposal, (ii) a gain on disposal of approximately $37.3 million, representing the difference between the fair value of consideration received and the carrying value of Sapuchi’s net assets at the disposal date, and (iii) a loss of approximately $8.7 million resulting from the reclassification of the cumulative translation adjustment from other comprehensive income to profit or loss upon disposal. The net gain on disposal is non-recurring in nature and is not expected to repeat in future periods.

The following tables summarize the financial information related to San Antonio at disposal date:

Summarized statement of financial position

2026
$
Current assets	4,224
Non-current assets	35,221
Total assets held for sale	39,445

Current liabilities	5,693
Non-current liabilities	55,433
Total liabilities associated with assets held for sale	61,126

SAs a result of the closing of the transaction, all assets and liabilities of Sapuchi were derecognized, and no assets or liabilities related to Sapuchi are included in the Company’s consolidated statement of financial position as of September 30, 2026.

15. OFF-BALANCE SHEET ITEMS
There are no significant off-balance sheet arrangements, other than contractual obligations and commitments mentioned above.

16. RISKS & UNCERTAINTIES
Nature of Operations. The Company's activities, being the acquisition, exploration, and development of mineral properties in Canada and worldwide, are speculative and involve a high degree of risk. Certain factors, including but not limited to, unforeseen geological conditions; changes to mine plan optimization; equipment failures; shortages of skilled labour and contractors; increases in the cost of materials, equipment or energy; design modifications; delays related to permitting or receipt of government approvals; adverse weather or climate conditions; and community, Indigenous or other stakeholder opposition, could materially affect the Company's financial condition, costs and development timelines (including those outlined in Section 5— Project Updates), and/or future operating results, and could cause actual events to differ materially from those described in forward-looking statements made by or relating to the Company. Refer to the "Cautionary Note Regarding Forward-Looking" Statements section for more information.

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

Access to Capital. In addition, the development of mining projects often requires substantial capital expenditures, and delays or cost overruns may require the Company to seek additional financing, which may not be available on favourable terms or at all. If the Company is unable to complete construction and development of the Cariboo Gold Project on a timely and cost-effective basis, or if operating performance following commissioning is materially lower than expected, the project may fail to achieve anticipated economic results. Any such events could have a material adverse effect on the Company's business, financial condition and results of operations. The readers should carefully consider these risks as well as the information disclosed herein and, in the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2026 and the Company's most recent audited consolidated financial statements for the years ended December 31, 2025 and 2024.
Indebtedness. Following the closing of the Senior Secured Notes, the Company has significant indebtedness, comprising US$600 million of Senior Secured Notes and US$300 million of Convertible Notes, as well as equipment financings. The Company does not currently have meaningful revenue, and its ability to make scheduled payments of principal and interest, or to refinance this indebtedness, depends on the successful construction and ramp-up of the Cariboo Gold Project and on future performance, which is subject to economic, financial, competitive and other factors beyond its control. The Senior Secured Notes are secured by a first priority lien on substantially all of the property of the Company and Barkerville, including the capital stock of Barkerville held by the Company, and the indenture contains covenants that limit the Company's ability to, among other things, incur additional indebtedness, grant liens, make restricted payments and investments, and dispose of assets. A failure to comply with these covenants could result in an event of default that, if not cured or waived, could result in the acceleration of the indebtedness and the enforcement of security against the Cariboo Gold Project. Access to the funds in the disbursement account is subject to a disbursement schedule and disbursement conditions, including a funding sufficiency test, and a failure to satisfy those conditions, including as a result of cost overruns, could delay or prevent access to those funds. In addition, the Intercreditor Agreement with OR Royalties restricts the manner in which the collateral may be realized upon, which could reduce the proceeds available to holders on enforcement. The Company has also guaranteed Barkerville’s obligations under the Royalty Purchase Agreement, which are secured on a second priority basis over the assets of Barkerville and the shares of Barkerville, and, upon certain events including an insolvency event affecting Barkerville, Barkerville may become liable for liquidated damages calculated by reference to the purchase price paid by OR Royalties plus interest at 12% per annum, compounded annually, or, if greater, the net present value of the royalty. Foreign exchange fluctuations between the U.S. dollar and the Canadian dollar will affect the Canadian dollar carrying amount of, and cost of servicing, the Company's U.S. dollar-denominated debt.
Construction and Funding Risks. The estimated sources of capital through commercial production include the proposed Prepay Facility of up to US$120 million, which is subject to the negotiation and execution of definitive documentation, and equipment financing based on non-binding term sheets. The estimated sources of capital do not include any proceeds from the potential exercise of outstanding warrants. The exercise of warrants is at the discretion of the holders and depends on, among other things, the market price of the Company’s Common Shares, and there can be no assurance that any warrants will be exercised. If these arrangements are not completed on the terms contemplated, or if construction costs exceed the go-forward capital obligation of approximately $990 million, including as a result of inflation, contractor performance under the JDS Energy & Mining Inc. agreement, supply chain delays for long-lead items or schedule slippage beyond the planned first gold pour in Q1 2029 and commercial production in H2 2029, the Company may be required to obtain additional financing, which may not be available on acceptable terms, or at all, and which may be restricted by the terms of the Senior Secured Notes.
The Company's view of risks is not static, and readers are cautioned that there can be no assurance that all risks to the Company, at any point in time, can be accurately identified, assessed as to significance or impact, managed or effectively controlled or mitigated. There may be additional new or elevated risks to the Company that are not described herein.
For a comprehensive discussion of the risk factors that may affect the Company, its business operations and financial performance, refer to the risk disclosure under the heading "Risk Factors" contained in the Company's annual information form dated March 27, 2026, for the year ended December 31, 2025 (the "AIF"), which disclosure is hereby incorporated by reference herein. The AIF and additional information relating to the Company is available electronically on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Gold Group's issuer profile.

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

17. DISCLOSURE CONTROLS, PROCEDURES & INTERNAL CONTROLS OVER FINANCIAL REPORTING (ICFR)
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in reports filed with the securities regulatory authorities is recorded, processed, summarized and reported in a timely fashion. The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. Management regularly reviews disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. The Chief Executive Officer and Chief Financial Officer, along with management, have evaluated and concluded that the Company’s disclosure controls and procedures were effective and appropriately designed as at September 30, 2026.
Management’s Report on Internal Control over Financial Reporting
The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal controls over financial reporting. The Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Under the supervision of the Chief Executive Officer and Chief Financial Officer, management evaluated the effectiveness of the Company’s internal control over financial reporting as of September 30, 2026. In making the assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Chief Executive Officer and Chief Financial Officer, together with Management, have evaluated whether there were changes to the ICFR during the three months ended September 30, 2026 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. In connection with the issuance of the Senior Secured Notes, the extinguishment of the 2025 Financing Facility and the transition of the Cariboo Gold Project to the construction phase, management assessed controls relating to debt accounting, covenant monitoring, disbursements from the segregated accounts and capitalization of borrowing and construction costs. Based on the assessment of these controls, no changes to the Company's ICFR during the three months ended September 30, 2026 were identified that have materially affected, or are reasonably likely to materially affect, the Company's ICFR.
Limitations of Controls and Procedures
Management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the reality that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

18. BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS
Please refer to the basis of presentation and statement of compliance in Note 2 of the Company's unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2026.

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

19. CRITICAL ACCOUNTING ESTIMATES & JUDGEMENTS
Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.
In preparing the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2026, the Company applied the critical accounting estimates and assumptions as well as critical judgments in applying the Company’s accounting policies as detailed in the audited consolidated financial statements for the years ended December 31, 2025 and 2024, except as noted below:
In May 2026, the Company completed the issuance of the Convertible Notes, as defined herein, and also purchased a series of capped call options, the valuation of which include the use of judgement and estimates. Refer to Note 8 of the unaudited condensed interim consolidated financial statements for the significant judgements and estimates in determining the fair value of the Notes and capped call options.
In September 2026, the Company issued the Senior Secured Notes and repaid and terminated the 2025 Financing Facility. Management applied judgement in concluding that the repayment constituted an extinguishment rather than a modification under IFRS 9, and in determining the transaction costs attributable to the Senior Secured Notes (refer to Note 8 of the unaudited condensed interim consolidated financial statements). In September, 2026, the Company announced a formal construction decision for the Cariboo Gold Project, with an updated go-forward capital expenditures estimate. Management considered whether these updates, together with other factors such as gold prices and mineral reserves, constituted indicators of impairment as at September 30, 2026. Management concluded that no indicators of impairment existed and no impairment test was performed as at September 30, 2026. The Company's conclusion reflected a number of judgements and assumptions. Changes in these assumptions, including future capital expenditures, could impact the Company's conclusion in future reporting periods. Refer to Note 5 of the unaudited condensed interim consolidated financial statements.

20. FINANCIAL INSTRUMENTS
All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like discounted cash flows, the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2026.

21. TECHNICAL INFORMATION
Scientific and technical information in this MD&A relating to the Cariboo Gold Project and the 2025 FS on the Cariboo Gold Project is supported by the full text of the Cariboo Technical Report. A copy of the Cariboo Technical Report is available on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under the Company's issuer profile. Each of the authors of the Cariboo Technical Report is a "qualified person" and "independent" of the Company within the meaning of NI 43-101.
Scientific and technical information in this MD&A relating to the Tintic Project is supported and qualified in its entirety by the full text of the Tintic Technical Report. A copy of the Tintic Technical Report is available on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under the Company's issuer profile. Each of the authors of the Tintic Technical Report is a "qualified person" and "independent" of the Company within the meaning of NI 43-101.
This MD&A uses the terms measured, indicated, and inferred mineral resources as a relative measure of the level of confidence in the resource estimate, as well as probable mineral reserves (and not proven mineral reserves) as a relative measure of confidence in the mineral reserve estimate. Readers are cautioned that mineral resources are not economic mineral reserves and that the economic viability of mineral resources that are not mineral reserves has not been demonstrated. The estimate of mineral resources may be materially affected by geology, environmental, permitting, legal,

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

title, socio-political, marketing, or other relevant issues. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to an indicated or measured mineral resource category. The mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's "CIM Definition Standards on Mineral Resources and Mineral Reserves" incorporated by reference into NI 43-101. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except for a preliminary economic assessment as defined under NI 43-101. Readers are cautioned not to assume that further work on the stated resources will lead to mineral reserves that can be mined economically.
For readers to fully understand the information in the Cariboo Technical Report and Tintic Technical Report, reference should be made to the full text of the Cariboo Technical Report and Tintic Technical Report, respectively, in their entirety, including all assumptions, qualifications and limitations thereof. The Cariboo Technical Report and Tintic Technical Report are intended to be read as a whole, and sections should not be read or relied upon out of context.
The scientific, geological, and technical information contained in this MD&A has been reviewed and approved by Scott Smith, P.Geo., Vice President Exploration of Osisko Gold Group, who is a "qualified person" within the meaning of NI 43-101.

22. APPROVAL
The Board of Directors oversees Management's responsibility for financial reporting and internal control systems through its Audit Committee. The Audit Committee meets quarterly with Management and with Company’s independent auditors to review the scope and results of the annual audit and quarterly reviews, respectively, and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders. The Board of Directors has approved the unaudited condensed interim consolidated financial statements, and the disclosure contained in this MD&A as of November 11, 2026.

23. ADDITIONAL INFORMATION
Additional information regarding the Company can be found in the annual information form of the Company dated March 27, 2026, for the financial year ended December 31, 2025, a copy of which is available on SEDAR+ (www.sedarplus.ca) under Osisko Gold Group's issuer profile.

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and nine months ended September 30, 2026

24. OSISKO GOLD GROUP CORPORATE DIRECTORY

Corporate Head Office	Registered & Records Office
155 University Avenue, Suite 1450	155 University Avenue, Suite 1450
Toronto, Ontario	Toronto, Ontario
Auditors	Registrar and Transfer Agent
PricewaterhouseCoopers International Limited	TSX Trust Company Toronto, Ontario +1 (866) 600-5869

Officers		Directors
Sean Roosen	Chairman and CEO	Charles E. Page	Lead Director
Chris Lodder	President	Michele McCarthy	Director
Elijah Tyshynski	Chief Financial Officer	David Danzinger	Director
Laurence Farmer	General Counsel & VP Strategic Development	Stephen Quin	Director
Scott Smith	VP Exploration	Susan Craig	Director
Philip Rabenok	VP Investor Relations	Keith McKay	Director
David Rouleau	VP Project Development
Greg Perrins	VP Sustainable Development
Sarah MacDonald	VP Commercial Contracts & Legal

Legal Counsel	Listings
Bennett Jones LLP Toronto, Ontario	NYSE: OGG
TSXV: OGG

CUSIP: 68827X105
ISIN: CA68827X1050